Exhibit 99.1

Turquoise Hill Resources Ltd.

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Dated: March 13, 2019

TURQUOISE HILL

March 13, 2019

Dear Fellow Shareholders,

On behalf of the Board of Directors, I am pleased to invite you to our Annual Meeting of Shareholders to be held at 9:00 a.m., Eastern Time, on May 14, 2019, in Saint-Laurent 5 of Hôtel Bonaventure Montréal, located at 900 Rue de la Gauchetière Ouest, Montréal, Québec, Canada.

2018 marked a year of change for Turquoise Hill with the retirement of Jeff Tygesen as Chief Executive Officer and the appointment of Ulf Quellmann. Mr. Quellmann is a seasoned executive with extensive knowledge of Oyu Tolgoi and more than 20 years of experience in corporate finance, strategy, treasury and investor relations. The combination of his experience, project knowledge, leadership capabilities and relationships will enable us to continue making progress towards achieving Oyu Tolgoi’s full potential as one of the world’s largest copper mines.

Turquoise Hill’s focus remained on the development of the underground mine at Oyu Tolgoi this year, which is the key to unlocking Oyu Tolgoi’s full value. We can highlight the lateral development progress achieved this year along with the completed sinking of Shaft 2 and completed sinking and commissioning of Shaft 5, all hallmarks of the hard work accomplished so far.

While our focus remains on Oyu Tolgoi, we also ensure that our governance practices are reflected in our decisions and our strategy. Every year, we improve our governance and aim to continue in this trajectory. Turquoise Hill’s Board of Directors takes pride in the values we share in our Code of Business Conduct, from business ethics to sustainability and diversity. Safety and the environment are a priority in our business and at Oyu Tolgoi. Every employee should go home safe every day and the impact of our activities on the environment should be as limited as possible. We also have a strong commitment to protecting the welfare and fostering the development of the communities affected by our business.

We believe that regular, transparent communication is essential to Turquoise Hill’s long-term success. The feedback we receive from our shareholders and other stakeholders is a cornerstone of our corporate governance practices.

I look forward to seeing you at the meeting. R. Peter Gillin Chairman of the Board

Notice of 2019 Annual Meeting of Shareholders

Meeting Information

Date:	May 14, 2019

Time:	9:00 a.m., Eastern Time

Location:	Saint-Laurent 5, Hôtel Bonaventure Montréal, 900 Rue de la Gauchetière Ouest, Montréal, Québec, Canada

Dear Shareholders:

You are invited to attend Turquoise Hill Resources Ltd.’s (the “Corporation”) Annual Meeting of Shareholders (the “Meeting”) for the following purposes:

●	to receive the annual report of the directors to the Shareholders;

●	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2018, and the auditors’ report thereon;

●	to elect seven directors for the ensuing year;

●	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

●

to consider and, if deemed appropriate, to adopt a resolution (the full text of which is reproduced in the accompanying Management Proxy Circular) providing for a non-binding advisory vote on the Corporation’s approach to executive compensation; and

●	to consider such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 18, 2019 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2018 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated in Montréal, Québec this 13th day of March, 2019.

By order of the Board of Directors,

“Dustin S. Isaacs”
Dustin S. Isaacs Vice-President, General Counsel and Corporate Secretary

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SUMMARY

The following summary highlights some of the important information found in this management proxy circular. These highlights do not contain all the information that should be considered. It is recommended to read the entire proxy circular before voting.

Shareholders Voting Matters

Voting matters	Management and Board vote recommendation	More information on pages
Election of seven Directors	FOR each nominee	11-26
Appointment of PricewaterhouseCoopers LLP as Auditors	FOR	26
Adoption of an advisory “say on pay” resolution	FOR	27

Director Nominees

NAME AND REGION	DIRECTOR SINCE	POSITION	INDEPEN- DENT	COMMITTEE MEMBERSHIP	2018 ATTENDANCE	OTHER PUBLIC BOARDS	TOP THREE SKILLS
A. Chirgwin Singapore	2018	Vice-President, Sales and Marketing, Copper & Diamonds, Rio Tinto	No	NCG	100%	0	Sales and Marketing, Leading Growth, Business Development
J. W. Gill Canada	2014	Director/ Mining Consultant	Yes	HSEC (Chair), Audit, Compensation	86%	1	CEO, Mining Operations, Strategic Planning
R. P. Gillin Canada	2012	Director, Chairman of the Board of Directors	Yes	N/A	100%	4	CEO, Capital Markets, Strategic Planning
S. Jones Australia	2017	Head of Technical Review, Rio Tinto	No	HSEC	100%	0	Mining Operations, Health, Safety and Environment, Engineering
U. Quellmann Canada	2017	Chief Executive Officer	No	HSEC	100%	1	CEO, Capital Markets, Enterprise Risk Management
R. C. Robertson Canada	2012	Director	Yes	Audit (Chair), Compensation, NCG	95%	2	CFO, Accounting Designation, Banking
M. Saint-Laurent Canada	2017	Director	Yes	Compensation (Chair), NCG (Chair), Audit	100%	1	Capital Markets, Human Resources, Governance

Code of Business Conduct

The Corporation’s Board of Directors (the “Board of Directors” or the “Board”) and management continually work on reinforcing the values of the Corporation through the proper application of the Corporation’s Code of Business Conduct.

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and directors will uphold their commitment to a culture of honesty, integrity, and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and directors.

97.3% AVERAGE BOARD AND COMMITTEE ATTENDANCE IN 2018	94.6% AVERAGE VOTE IN FAVOUR OF OUR DIRECTOR NOMINEES AT THE 2018 MEETING

4 OUT OF 7 DIRECTORS ARE INDEPENDENT	94.4% APPROVAL ON ADVISORY EXECUTIVE COMPENSATION VOTE AT THE 2018 MEETING

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Highlights of Governance Best Practices

Turquoise Hill’s Board and management continually work at maintaining and improving corporate governance practices such as the following:

●	The Board of Directors comprises a majority of independent directors. The independent directors meet in-camera, separately from management, at the end of each Board meeting.

●	The Chairman of the Board of Directors is independent.

●	The Audit Committee and Compensation and Benefits Committee are solely comprised of independent directors.

●	The effectiveness of the Board, its committees, the Board Chair, the Committee Chairs and individual directors is assessed on an annual basis.

●

The Nominating and Corporate Governance Committee evaluates annually the succession plans for the Board of Directors in line with the strategic needs of the Corporation ensuring that the Board has an appropriate mix of skills and expertise to reflect the needs of the Corporation.

●	There are no interlocking directorships.

●

The Corporation’s overboarding policy limits the number of public company board memberships to two for directors who are chief executive officers or senior executives of a public company and to five for non-executive directors, including the Board of Directors.

●

The Corporation’s Majority Voting Policy requires the Board of Directors to accept, except in exceptional circumstances, a director nominee’s resignation following a meeting at which he or she received a greater number of votes “withheld” or “abstained” than votes “for” with respect to his or her election.

●	The Corporation has a Strategy and Risk Management Committee composed of members of senior management of Turquoise Hill which reports to the Board of Directors annually.

●

The Board has a standing committee mandated to ensure that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation’s activities and overseeing the Corporation’s relationship with communities in its operations.

●	The Corporation has a clawback policy for any compensation based on achieving performance targets that are later restated.

●	The Corporation has a policy preventing the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.

●	The Corporation has a policy supporting its commitment to diversity and recognition of the benefits of promoting diversity on its Board and in executive officer positions.

●	50%, and up to 100% if elected, of independent directors’ base retainer is linked to share performance.

●	The Corporation has Executive and Director Shareholding Guidelines.

●	The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session.

Executive Compensation

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

●	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

●	Align the Corporation’s executives’ interests with those of its shareholders;

●	Encourage and reward high performance; and

●	Provide transparent and balanced compensation in relation to the role being performed.

The Corporation’s CEO compensation philosophy is reflected through the four components of executive compensation:

●	Base salary;

●	Short-term incentives in the form of cash payouts (“STIP”);

●	Medium and long-term incentives awarded under the Performance Share Unit (“PSU”) Plan and shareholding requirements; and

●	Other remuneration and benefits such as health and post-retirement benefits.

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TABLE OF CONTENTS

VOTING AND PROXIES	5

Solicitation of proxies	5

Meeting procedures	5

Voting at the meeting	6

Exercise of discretion	9

Helpful reminder	10

BUSINESS OF MEETING	11

Election of directors	11

Appointment of auditors	26

Adoption of say on pay resolution	27

COMPENSATION DISCUSSION AND ANALYSIS	29

Compensation philosophy and goals	29

Compensation and Benefits Committee	30

Benchmarking practices	32

Elements of executive compensation	34

Performance graph	42

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS	46

Summary compensation table	46

Option-based and share-based awards	47

Termination and change of control benefits	48

COMPENSATION DISCLOSURE FOR DIRECTORS	50

Elements of director compensation	50

Directors’ total 2018 compensation	52

Share-based awards	53

CORPORATE GOVERNANCE	54

Board of Directors	54

Board committees	57

Health, safety, environment and communities	58

Independent directors	62

Code of Business Conduct	63

Statement of corporate governance practices	63

OTHER INFORMATION	63

Indebtedness of directors and executive officers	63

Interest of certain persons	63

Interest of informed persons	64

Additional information	64

Directors’ approval	64

Statement of Corporate Governance Practices	i

Board Mandate	i

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VOTING AND PROXIES

SOLICITATION OF PROXIES

Proxies are being solicited by and on behalf of Turquoise Hill’s management from the holders of common shares of the Corporation (“Shareholders”) in connection with the Meeting of the Shareholders to be held at 9:00 a.m., Eastern Time, on May 14, 2019 in Saint-Laurent 5 of the Hôtel Bonaventure Montréal, located at 900 Rue de la Gauchetière Ouest, Montréal, Québec, Canada and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in “Voting by Non-Registered Shareholders” of this Management Proxy Circular (the “Circular”)).

The Board of Directors has fixed the close of business on March 18, 2019 as the record date, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

General information

Unless otherwise stated, the information contained in this Circular is as of March 13, 2019. All dollar amounts are expressed in Canadian dollars (“$” or “C$”) or United States dollars (“US$”), as indicated.

In this Circular, accompanying Form of Proxy (as defined below) and Notice of Meeting, references to “you”, “your” and “shareholder” are references to registered Shareholders unless specifically stated otherwise.

MEETING PROCEDURES

Meeting location details

Meeting Information
Date:	May 14, 2019

Time:	9:00 a.m., Eastern Time

Location:	Saint-Laurent 5, Hôtel Bonaventure Montréal, 900 Rue de la Gauchetière Ouest, Montréal, Québec, Canada

Quorum

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1⁄3%) of the votes eligible to be cast at the Meeting.

Votes required to pass a resolution

Under the Business Corporations Act (Yukon) (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and all of the matters of business set forth in the Notice of Meeting.

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Voting shares and principal holders thereof

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 13, 2019, Turquoise Hill had issued 2,012,314,469 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)

the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to AST Trust Company (Canada) (“AST”) no later than ten days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and officers of the Corporation, Rio Tinto plc and SailingStone Capital Partners LLC are the only persons who beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 13, 2019, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%
SailingStone Capital Partners LLC(2) United States	243,882,812	12.1%

Notes:

(1)

Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 799674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of management of the Corporation and is based on public filings.

(2)

The information as to Common Shares beneficially owned, controlled or directed by SailingStone Capital Partners LLC is not within the knowledge of management of the Corporation and is based on public filings.

VOTING AT THE MEETING

Voting instructions differ depending on whether you are a registered or a non-registered shareholder:

●	You are a registered shareholder if you have a share certificate issued in your name or appear as the registered holder in the books of the Corporation.

●	You are a non-registered shareholder if your Common Shares are registered with a third-party (for example, a bank, investment dealer, trust company, clearing agency, or other institution).

If you are unsure whether you are a registered or a non-registered shareholder, please contact AST by email at inquiries@astfinancial.com. You may also contact AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

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Voting as a registered shareholder

You can vote at the meeting using the following options:

On the Internet

You may go to the website www.astvotemyproxy.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 PM (Eastern Time) on May 10, 2019.

By mail

You may complete, date, and sign your Form of Proxy and return it in the envelope provided or deliver it to one of AST’s principal offices in Montréal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 PM (Eastern time) on May 10, 2019 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

1600 – 2001 Robert-Bourassa Montréal, Québec H3A 2A6	1 Toronto Street Suite 1200 Toronto, Ontario M5C 2A6	The Oceanic Plaza 1600 – 1066 West Hastings St. Vancouver, British Columbia V6E 3X1

You may appoint a person other that the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. You must make sure the person you are appointing is aware that he or she has been appointed and attends the meeting.

See below for more information on appointing and revoking proxyholders.

In person at the meeting

You do not need to complete or return a Form of Proxy if you intend to vote in person at the Meeting. You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.

By appointing another person to attend in person See below for more information on appointing and revoking proxyholders.

Appointing a proxyholder

A registered Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder, and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A registered Shareholder may appoint, as proxyholder or alternate proxyholder, a person or company other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper form of proxy.

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The appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the registered Shareholder or by an attorney of such Shareholder authorized in writing, is deposited with AST:

by facsimile to 1-866-781-3111 or 1-416-368-2502
by mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1
by email at proxyvote@astfinancial.com or votezprocuration@astfinancial.com;

by hand to The Oceanic Plaza, 1600 – 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2A6 or 1600-2001 Robert-Bourassa, Montréal, Québec, H3A 2A6

AST must receive your proxy not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

The cutoff time for appointing proxies is 5:00 p.m., Eastern Time on May 10, 2019.

Revoking a proxy

If you have given a proxy, you may revoke it:

(a)	by depositing an instrument in writing executed by you or by your attorney authorized in writing:

(i)	with AST, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the Meeting, or the adjournment or postponement thereof at which the proxy is to be used;

(ii)

at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chair of the Meeting on the day of the Meeting before the commencement of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

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Exercise of discretion

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the registered Shareholders appointing them.

If you decide to appoint R. Peter Gillin and Ulf Quellmann as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

FOR electing each director nominated by management
FOR re-appointing PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Directors
FOR the non-binding advisory vote on our approach to executive compensation

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any such or other matters, which are not currently known to management, should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

Voting by non-registered shareholders

The information set forth in this section should be reviewed carefully by non-registered Shareholders of Turquoise Hill. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by AST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

If you are a non-registered shareholder, you have two voting options:

By mail

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of

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shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Appointing yourself as proxyholder to vote in person

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the voting instruction form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs”, who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

HELPFUL REMINDER

If you do not intend to attend the meeting in-person, you need to vote or provide voting instructions in advance of the Meeting:

☐	If you are voting online: Make sure you have voted on all matters presented to Shareholders. The cut-off time for voting over the Internet is 5:00 PM (Eastern Time) on May 10, 2019.
☐

If you are voting by mail:

Make sure your Form of Proxy is completed and that voting instructions are included for call matters presented to Shareholders.

Your Form of Proxy should be returned by 5:00 PM (Eastern Time) on May 10, 2019.

☐

If you are appointing another person to attend in your place:

Make sure the proxyholder is clearly identified on your Form of Proxy and that voting instructions are included on all matters presented to Shareholders.

You can return your Form of Proxy by facsimile, by mail, by email or by hand, following the instructions above.

☐	If you are a Non-Registered Shareholder: Make sure you have completed the voting form according your Broker’s instructions.

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BUSINESS OF MEETING

ELECTION OF DIRECTORS

The Corporation’s Articles of Amendment currently provide that the number of Directors will be a minimum of three and a maximum of 14. In determining the nominees for election, management has considered the advisability of having a majority of the Directors of the Board being “independent” under applicable securities laws, the need for strong professional and industry-sector representation while remaining small enough to facilitate diversity together with effective dialogue and decision-making. With this in mind, management proposes seven nominees, four of which are “independent directors” (for more details see section “Board Composition”), for election as Directors at the Meeting.

Management nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds if applicable, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 13, 2019, and the number of Deferred Share Units (each a “DSU”, collectively “DSUs”) held by each as at March 13, 2019. All of the seven nominees for election are currently Directors. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually.

Management recommends that Shareholders vote FOR each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

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 Alan Chirgwin

 Singapore, Singapore

 Vice-President, Sales and

 Marketing, Copper &

 Diamonds, Rio Tinto (1)

 Age: 51

 Status: Non-independent

 Joined Board: September

 2018

 Top 3 Areas of Expertise:

 Sales and Marketing

 Leading Growth

 Business Development

Alan Chirgwin has 30 years of international mining experience and is a seasoned mining executive with a proven track record in senior commercial roles with international responsibility. Most recently, Mr. Chirgwin was appointed as Vice President, Sales and Marketing for Copper and Diamonds for Rio Tinto in April 2017.

Prior to joining Rio Tinto, Mr. Chirgwin served as Vice President of Sales and Marketing for BHP’s iron ore business. This followed a series of leadership roles in Health, Safety and Environment, Operations, and Sales and Marketing across BHP’s product groups in Australia, The Netherlands and Singapore.

Mr. Chirgwin holds a Bachelor of Science degree in Chemistry and Biochemistry and has completed postgraduate studies in Environmental Law from James Cook University of North Queensland, Australia. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE(3)

	Regular	Ad hoc	Total

Board	1/1	3/3	4/4

Nominating and Corporate Governance Committee(3)	1/1	—	1/1

Total Board & Committee Attendance		100%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019

None

DEFERRED SHARE UNITS HELD

Total as at March 13, 2019

None

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 James W. Gill

 Toronto (Ontario), Canada

 Corporate Director /

 Mining Consultant(1)

 Age: 69

 Status: Independent

 Joined Board:  November

 2014

 Top 3 Areas of  Expertise:

 CEO

 Mining Operations

 Strategic Planning

Dr. Gill has over 40 years of international mining experience as a public company CEO, an explorer, mine developer, and operator. He founded Aur Resources Inc. (“Aur”) in 1981 and served as President and Chief Executive Officer until it was acquired by Teck Resources in August 2007. While at Aur, he was directly involved in the discovery, development and/or operation of four gold and two polymetallic base metal mines in Eastern Canada and two open pit copper mines in northern Chile. He received the Bill Dennis Prospector of the Year Award from the Prospectors and Developers Association of Canada in 1989, the Mining Man of the Year Award from the Northern Miner in 1989, the Viola Macmillan Developer of the Year Award from the Prospectors and Developers Association of Canada in 2006 and was inducted into the Canadian Mining Hall of Fame in 2019.

Dr. Gill currently serves as a director of Toromont Industries Ltd. and as a technical advisor to Asset Chile’s Fenex Fund.

Dr. Gill holds an Honours Bachelor of Science degree in Geology, a Master of Science degree in Economic Geology from McGill University, and a PhD in Economic Geology from Carleton University. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	5/7	9/11

Audit	3/4	1/2	4/6

Compensation and Benefits Committee	4/4	1/2	5/6

Health, Safety, Environment and Communities – Chair	4/4	—	4/4

Independent Directors	—	9/9	9/9

Total Board & Committee Attendance		86%

OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Toromont Industries Ltd. (TSX) (Audit, Human Resources and Compensation)	2015

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019	Value(5)

100,000	C$228,000

Total as at March 28, 2018	Value(5)

100,000	C$228,000

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 13, 2019	Value(8)

189,270	C$431,536

Total as at March 28, 2018	Value(8)

142,010	C$323,783

13	Turquoise Hill Resources Ltd. 2018 Proxy Circular

R. Peter Gillin Toronto (Ontario), Canada Corporate Director(1) Age: 70 Status: Independent Joined Board: May 2012 Top 3 Areas of Expertise: CEO Capital Markets Strategic Planning

Mr. Gillin served as Chief Executive Officer of several public mining companies in Canada and prior to that, was a career investment banker. As investment banker, he eventually served as Vice Chair of N.M. Rothschild & Sons Canada and became Acting Chief Executive Officer.

Mr. Gillin currently serves as lead director of Dundee Precious Metals Inc. and is a director of Sherritt International Corp., Wheaton Precious Metals and TD Mutual Funds Corporate Class Ltd.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts. He holds his ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board – Chairman	4/4	7/7	11/11

Independent Directors	—	9/9	9/9

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Dundee Precious Metals Inc. (TSX) (Lead Director; Compensation – Chair)	2009

Sherritt International Corp. (TSX) (Lead Director; Governance; Health, Safety and Environment)	2010

Wheaton Precious Metals (TSX; NYSE) (Compensation – Chair)	2004

TD Mutual Funds Corporate Class Ltd. (Audit; Governance)	2010

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019	Value(5)

30,000	C$68,400

Total as at March 28, 2018	Value(5)

20,000	C$45,600

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 13, 2019	Value(8)

232,558	C$530,232

Total as at March 28, 2018	Value(8)

166,248	C$379,045

14	Turquoise Hill Resources Ltd. 2018 Proxy Circular

 Stephen Jones

 Sandstone Point, Australia

 Head of Technical

 Review, Rio Tinto(1)

 Age: 43

 Status: Non-independent

 Joined Board: December

 2017

 Top 3 Areas of Expertise:

 Mining Operations

 Health, Safety and

 Environment

 Engineering

Stephen Jones is currently leading the technical operating model program at Rio Tinto. Before his appointment as Head of Technical Review in 2018, he was Chief Advisor – Surface Mining and Geosciences with Rio Tinto.

Before this appointment, he spent four years working in Mongolia for Oyu Tolgoi LLC, with roles including Chief Operating Officer, Acting Chief Executive Officer and General Manager - Operations.

Mr. Jones has more than 20 years of experience working for Rio Tinto in Growth & Innovation, Copper & Coal, Aluminium, Iron Ore, and Technology & Innovation in Australia, Canada, Mongolia and the United States.

Mr. Jones holds a Bachelor of Engineering (Hons) from the University of Queensland, Australia and a Graduate Diploma in Management from Deakin University, Australia. He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Health, Safety, Environment and Communities	4/4	—	4/4

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company

None

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019

None

DEFERRED SHARE UNITS HELD

Total as at March 13, 2019

None

15	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Ulf Quellmann

Montréal (Québec), Canada

Chief Executive Officer,

Turquoise Hill Resources Ltd.(1)

Age: 53

Status: Non-independent

Joined Board: May 2017

Top 3 Areas of Expertise:

CEO

Capital Markets

Enterprise Risk Management

Ulf Quellmann was appointed Chief Executive Officer of Turquoise Hill on August 1, 2018. Previously, he was Vice President, Strategic Projects, Copper and Diamonds at Rio Tinto. Before this appointment, he was Chief Financial Officer, Copper and Diamonds at Rio Tinto from 2016 to 2018. Prior to this, he was Group Treasurer at Rio Tinto. Before joining Rio Tinto in 2008, Mr. Quellmann was with Alcan, based in Montreal, and with General Motors in both New York and London.

During his time at Alcan, Mr. Quellmann held a variety of senior finance positions of which the most recent role was that of Vice-President, Investor Relations. At General Motors, Mr. Quellmann spent several years at the Treasurer’s Office in New York. He also worked at Vauxhall Motors, GM’s United Kingdom subsidiary, for five years in various finance, marketing and general management roles.

Mr. Quellmann holds an MBA from the London Business School and is also a non-executive director on the board of Spectris plc, a public company listed on the London Stock Exchange.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE(9)(10)

	Regular	Ad hoc	Total

Board	4/4	6/6	10/10

Health, Safety, Environment and Communities	3/3	—	3/3

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Spectris plc (LSE)	2015

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019	Value(5)

19,600	C$44,688

Total as at March 28, 2018

None

DEFERRED SHARE UNITS HELD

Total as at March 13, 2019

None

16	Turquoise Hill Resources Ltd. 2018 Proxy Circular

 Russel C. Robertson

 Toronto (Ontario), Canada

 Corporate Director(1)

 Age: 71

 Status: Independent

 Joined Board: June 2012

 Top 3 Areas of Expertise:

 CFO

 Accounting Designation

 Banking/Capital Markets/

 M&A

From June 2013 to August 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he was responsible for overseeing the integration of Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson currently serves as director of Bausch Health (formerly Valeant Pharmaceuticals International) and Hydro One.

Mr. Robertson holds an Honours Business Administration degree from the Richard Ivey School of Business, Western University, is a Chartered Professional Accountant (FCPA, FCA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Audit – Chair	4/4	1/2	5/6

Compensation and Benefits	4/4	2/2	6/6

Nominating and Corporate Governance	4/4	0/1	4/5

Independent Directors	—	9/9	9/9

Total Board & Committee Attendance		95%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Bausch Health (TSX; NYSE) (Audit)	2016

Hydro One (TSX) (Audit)	2018

COMMON SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019

None

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 13, 2019	Value(8)

249,418	C$568,673

Total as at March 28, 2018	Value(8)

189,838	C$432,831

17	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Maryse Saint-Laurent Calgary (Alberta), Canada Corporate Director(1) Age: 59 Status: Independent Joined Board: January 2017 Top 3 Areas of Expertise: Human Resources Capital Markets Governance

Ms. Saint-Laurent is an accomplished executive and corporate director with over 20 years’ experience as a business-oriented corporate, transactional and securities lawyer in the energy and electricity sectors. Ms. Saint-Laurent has led several M&A and financing transactions and has a strong governance background. She also possesses several years’ experience in human resources management, compensation analysis, labour relations and pension administration. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., a renewable power generation company, and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation, a power generation company with domestic and international operations. Prior thereto, Ms. Saint-Laurent held the roles of Corporate Secretary, senior legal counsel and employment law counsel for companies in the energy industry.

Ms. Saint-Laurent is a member of the board of the Alberta Securities Commission, Guyana Goldfields Inc., the Calgary Prostate Cancer Centre and Western Sky Land Trust.

Ms. Saint-Laurent holds a Master of Laws (securities and finance), from York University, Osgoode Hall Law School, a LL.B., BA and Certification in Human Resources from the University of Alberta as well as her ICD.D designation.

BOARD/COMMITTEE MEMBERSHIP AND 2018 MEETING ATTENDANCE

	Regular	Ad hoc	Total

Board	4/4	7/7	11/11

Audit	4/4	2/2	6/6

Compensation and Benefits – Chair	4/4	2/2	6/6

Nominating and Corporate Governance – Chair	4/4	1/1	5/5

Independent Directors	—	9/9	9/9

Total Board & Committee Attendance		100%

  OTHER PUBLIC COMPANY BOARD MEMBERSHIP

Company	Since

Guyana Goldfields Inc. (TSX) (Human Resources and Compensation)	2019

COMMON SHARES BENEFICIALLY OWNED,  CONTROLLED OR DIRECTED(4)

Total as at March 13, 2019	Value(5)

20,800	C$47,424

Total as at March 28, 2018

800	C$1,824

DEFERRED SHARE UNITS HELD(6)(7)

Total as at March 13, 2019	Value(8)

61,590	C$140,425

Total as at March 28, 2018	Value(8)

35,060	C$79,937

18	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Notes:

(1)	The biographical information is not within the knowledge of management of the Corporation and has been furnished by the nominee.
(2)	Mr. Chirgwin was appointed Director as of September 6, 2018.
(3)

Mr. Chirgwin became a member of the Nominating and Corporate Governance Committee on November 1, 2018. The number of meetings for this committee has been adjusted to reflect Mr. Chirgwin’s attendance since he became a member of the committee.

(4)	Information relating to Common Shares beneficially owned, controlled or directed by a Director is not within the knowledge of management of the Corporation and has been furnished by the nominee.
(5)

“Total Market Value of Common Shares” is calculated by multiplying the number of Common Shares held by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 13, 2019 (C$2.28).

(6)

The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013 and was subsequently amended on March 15, 2016. For additional details relating to the DSU Plan, see Section – “Annual Retainers, Attendance Fees and Other Remuneration”.

(7)	Under the terms of the DSU Plan, any DSUs held by a Director are redeemed for cash as of the date such person ceases to be a Director.
(8)	“Value of Deferred Share Units” is calculated by multiplying the number of DSUs outstanding by the closing price of the Common Shares on the TSX on March 13, 2019 (C$2.28).
(9)

Mr. Quellmann was not invited to the meeting of the Board of Directors appointing him as CEO of Turquoise Hill and therefore attended all ten meetings of the Board of Directors for which he was invited.

(10)

Mr. Quellmann became a member of the Health, Safety, Environment and Communities Committee on August 1, 2018. The number of meetings has been adjusted to reflect Mr. Quellmann’s attendance since he became a member of the committee.

19	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Skills matrix

The Nominating and Corporate Governance Committee uses a skills matrix to identify and track the key skills and areas of strength that the Board believes are important for overseeing Turquoise Hill’s business, management and future growth. The Committee reviews the skills matrix at least once a year to assess whether the size and composition of the Board are appropriate for the Corporation’s needs. The skills matrix is also used to develop a list of potential candidates for nomination to the Board of Directors. The following table identifies the skills and competencies of each nominee in the various areas of experience:

Governance
Board Experience		✓	✓	✓	✓	✓	✓
Committee Experience	✓	✓	✓	✓	✓	✓	✓
Chair Experience	✓	✓	✓		✓		✓
Leadership
CEO		✓	✓	✓	✓	✓
COO		✓		✓
CFO		✓			✓	✓
Senior Management / Partner	✓	✓	✓	✓	✓	✓	✓
Relevant Industry Knowledge/Experience
Exploration		✓	✓	✓	✓
Mining Operations	✓	✓	✓	✓	✓	✓	✓
Power		✓		✓			✓
Other Resources		✓		✓		✓	✓
Financial Acumen
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
Accounting Designation					✓
Banking / Capital Markets / M&A	✓	✓	✓		✓	✓	✓
Operations/Management
Business Development	✓	✓	✓	✓	✓	✓	✓
Engineering		✓		✓
Human Resources / Compensation	✓	✓	✓	✓	✓		✓
International	✓	✓	✓	✓	✓	✓	✓
Information Systems / Technology			✓	✓	✓
Sales & Marketing	✓	✓				✓
Strategic Planning / Leading Growth	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management	✓	✓	✓	✓	✓	✓	✓
Legal/Government/Environment
Corporate Law	✓	✓			✓		✓
Securities Law / Regulations		✓	✓		✓		✓
Government Policy / Relations	✓	✓		✓			✓
Health, Safety, Environment & Communities	✓	✓	✓	✓	✓	✓
Corporate Social Responsibility/Sustainable Practices	✓	✓	✓	✓	✓	✓	✓
Other
Diversity							✓

20	Turquoise Hill Resources Ltd. 2017 Proxy Circular

Previous year’s voting results

	2018

	Votes For	% For	Votes Withheld	% Withheld
James W. Gill	1,687,414,204	94.4%	100,962,260	5.6%
R. Peter Gillin	1,680,276,497	94.0%	108,099,967	6.0%
Stephen Jones	1,685,626,264	94.3%	102,750,200	5.7%
Ulf Quellmann	1,639,884,899	91.7%	148,491,565	8.3%
Russel C. Robertson	1,684,696,539	94.2%	103,679,925	5.8%
Maryse Saint-Laurent	1,681,684,896	94.0%	106,691,568	6.0%
Jeff Tygesen(1)	1,783,243,953	99.7%	5,132,511	0.3%

	Votes For	% For	Votes Against	% Against
“Say on Pay” advisory vote	1,687,804,471	94.4%	100,572,195	5.6%

(1)	Mr. Tygesen retired from the Corporation effective July 1, 2018.

Additional disclosure relating to directors

To the knowledge of the Corporation, no Director is, or has been within the last ten years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of more than 30 consecutive days; or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Majority voting policy

Pursuant to Turquoise Hill’s majority voting policy, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. The Board will accept such resignation, except in exceptional circumstances, and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

Term of office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders or, if no Director is then elected, until a successor is elected.

Tenure

Collectively, the seven nominees for election as Directors have 24 years of experience on the Board and individually, the years of service go up to seven years.

The Corporation’s Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

21	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors.

The Board of Directors has adopted a written policy regarding diversity on the Board of Directors and in executive officer positions (the “Diversity Policy”) which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions. In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experiences is critical to the Corporation’s success. By bringing together highly qualified men and women from diverse backgrounds, including from underrepresented groups that may not have access to traditional networks, and giving each person the opportunity to contribute their skills, experiences and perspectives, the Corporation believes that it is able to deliver the best solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board and management team. Maintaining and advancing diversity in the Corporation will assist in upholding its status as a leading mining company. For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, Turquoise Hill recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women can play in contributing to the diversity of perspective on the Board and in executive officer positions. See Schedule – “Statement of Corporate Governance Practices” for more details regarding the Diversity Policy.

Although the Board has chosen not to adopt targets at this time regarding the number of women on the Board, it will include women in the short list of candidates being considered for a Board position. Turquoise Hill’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct. For more details, see Section – Code of Business Conduct.

Over-boarding policy

As part of the mandate of the Board of Directors (the “Board Mandate”), the Corporation has adopted an over-boarding policy which includes the application of the following guidelines when considering candidates to become Directors: (a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two public corporation directorships (including the Corporation’s Board), and (b) for other candidates, candidates should hold not more than a total of five public corporation directorships (including the Corporation’s Board). The Corporation believes that this policy underscores the importance for each candidate to make the commitment of time necessary to be a Director.

Interlocking directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 13, 2019.

Succession planning for the Board of Directors

The Nominating and Corporate Governance Committee maintains an evergreen list of potential candidates to serve on the Board of Directors. In establishing this evergreen list of potential candidates, the Board of Directors and the Nominating and Corporate Governance Committee consider individuals that possess the skills and knowledge required to make a meaningful contribution to the Board, which has oversight of the development of the succession planning process. Although the Board has chosen not to adopt targets regarding the number of women on the Board, it will include women in the short list of candidates being considered for a Board position, recognizing that maintaining and advancing diversity on Turquoise Hill’s Board will assist in upholding its status as a leading mining company.

Succession planning for senior management

The Board of Directors has oversight of the development of succession plans for the Chief Executive Officer of the Corporation and the senior management team. The succession plan for the Chief Executive Officer is managed by the Nominating and Corporate Governance Committee while succession plans for senior management are managed by the Chief Executive Officer.

22	Turquoise Hill Resources Ltd. 2018 Proxy Circular

These plans include potential candidates for interim roles, near-term potential candidates and long-term potential candidates.

Each year, the Board of Directors considers the strength of the succession plan for the Chief Executive Officer and the senior management team in light of the Corporation’s short and long-term business objectives. In establishing a list of suitable candidates to be considered for senior roles, the Board of Directors ensures that diverse candidates are included for consideration with other candidates, and candidates from Rio Tinto, a leading global mining group with access to a significant pool of talent.

Summary of Board and Committee meetings held

The following table summarizes the meetings of the Board of Directors and its various committees held during the year ended December 31, 2018:

Board of Directors	11
Compensation and Benefits Committee	6
Audit Committee	6
Nominating and Corporate Governance Committee	5
Health, Safety, Environment and Communities Committee	4
Independent Directors	9

In addition to the number of meetings above, six resolutions in writing were passed by the Board of Directors in 2018. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

In addition to Board of Directors and committee meetings, the independent Directors held nine ad hoc meetings during the year ended December 31, 2018. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings. The purpose of these meetings included the following:

•	Raise and review substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discuss any matters of concern raised by any committee or Director that requires independent consideration;

•	Address issues raised but not resolved at meetings of the Board and assess any follow-up needed;

•	Discuss and consider matters that impact the interests of the minority Shareholders and other stakeholders;

•

Discuss the quality, quantity, and timeliness of the flow of information from senior management and Oyu Tolgoi LLC that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Evaluate existing Board processes and ways to enhance transparency and the effectiveness of corporate governance practices.

Orientation and continuing education for Directors

New Board members are provided with an information package on the Corporation containing copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual Directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages and Directors have attended other appropriate continuing education activities, including seminars, conferences, and industry forums. In particular, certain Directors have participated in the external and internal activities outlined in the table below during fiscal 2018:

23	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Date	Topic	Prepared/Hosted by

March	Shareholder Rights and Considerations	Turquoise Hill General Counsel

April	Shareholder Activism: When Shareholders Come Knocking	Institute of Corporate Directors

April	Successful Integration of People, Teams & Cultures in M&A and JVs	Institute of Corporate Directors

April	Identifying, Monitoring and Overseeing Insider Trading Threat	Institute of Corporate Directors

May	Anti-corruption and Anti-bribery Laws, Cybersecurity (Part 1)	Turquoise Hill General Counsel

June	Executive Pay Trends and Issues	Hugessen Consulting

June	Align Pay with Performance	Institute of Corporate Directors

June	SME Governance Health-Check	Institute of Corporate Directors

July	Cybersecurity (Part 2)	Turquoise Hill General Counsel

July	Staying ahead of AI	Tech Talks – Mayer Brown

August	The Reality of Artificial Intelligence in Financial Services	Mayer Brown

September	Mining Executive and Director Forum	KPMG

September	GDPR: Lessons Learned from the First 100 Days	Mayer Brown

October	Oyu Tolgoi site visit	Oyu Tolgoi management team

November	Environmental and Social Issues, Conflict of Interests, Non-GAAP Measures	Turquoise Hill General Counsel

November	Top Priorities for Audit Committees in 2018	Institute of Corporate Directors

November	Trends in Governance	Laurel Hill Advisory Group

November	Executive Compensation Trends – Key Learnings from the 2018 Proxy Season	Institute of Corporate Directors

November	How to Attract and Motivate a High Performance Executive Team	Global Governance Advisors

November	Role of Audit Committees in Cyber Security	Institute of Corporate Directors

December	Governance Trends in Canada	Korn Ferry

Board members have full access to the Corporation’s records. The Corporation’s General Counsel also provides regular updates to the Directors on corporate governance best practices, regulatory changes and other relevant developments. In addition, Directors periodically visit the Oyu Tolgoi mine (“Oyu Tolgoi”) to view the operations, the underground development and certain community projects and to meet with key stakeholders in order to maintain an understanding of local needs and expectations. The Board also holds an annual strategy session and receives regular operations and development updates from the Chief Executive Officer.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

Board and director performance assessment

On an annual basis, the Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole and the effectiveness of its committees, the Board Chair, the Committee Chairs and individual Directors. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments.

24	Turquoise Hill Resources Ltd. 2018 Proxy Circular

In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

Identification and resolution of potential conflicts of interests

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to further the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, decisions or agreements entered into between Rio Tinto and the Corporation are made solely by the independent Directors.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors.

Committees of the Board

The Board’s oversight responsibilities are significantly carried out through the four standing committees, which report to the Board on their activities on a regular basis.

The committee charters set out the roles and responsibilities of each committee along with the composition requirements and procedures for the committee meetings. All charters include a duty for the committee chair to report to the Board of Directors on the activities of the committee so that the full Board is aware of the activities of all committees.

These charters can be found on our website at www.turquoisehill.com/company/corporate-governance.

The committee charters authorize each committee, in its sole discretion, to hire external consultants to assist the committee in discharging its duties, at the expense of Turquoise Hill. The only requirement is to advise the chairman of the Board that the external consultant has been hired.

Each committee reviews its charter at least once a year, with the Nominating and Corporate Governance Committee reviewing all committee charters on an annual basis. Any change to a committee charter is recommended to the Board for approval.

The following table sets out committee membership as of March 13, 2019:

Committee	Members
Audit Committee	Russel C. Robertson (Chair), James W. Gill, Maryse Saint-Laurent

Compensation and Benefits Committee	Maryse Saint-Laurent (Chair), James W. Gill, Russel C. Robertson
Health, Safety, Environment and Communities Committee	James W. Gill (Chair), Stephen Jones, Ulf Quellmann
Nominating and Corporate Governance Committee	Maryse Saint-Laurent (Chair), Alan Chirgwin, Russel C. Robertson

25	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Committee composition is adjusted according to the needs of each committee and new appointments to the Board. The Nominating and Corporate Governance Committee reviews committee membership and chairs at least on an annual basis and recommends approval of membership and chairs to the Board.

More information on the Board Committees can be found in the Section “Board committees” of this Circular.

APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, B.C. (“PwC”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix its remuneration and the terms of its engagement. PwC was first appointed as auditor of the Corporation on April 2, 2012. The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that Shareholders vote FOR the appointment of PwC as auditor of Turquoise Hill.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

Fees for audit and other services

The aggregate fees billed by PwC and its affiliates in fiscal 2018 and fiscal 2017 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

	2018		2017
Audit Fees (a)	C$	2,282,000	C$	2,423,000
Audit Related Fees	C$	Nil	C$	Nil
Tax Fees	C$	10,000	C$	30,000
Other Fees	C$	4,000	C$	2,000
Total	C$	2,296,000	C$	2,455,000

(a)	Fees for audit services billed relating to fiscal 2018 and 2017 consist of:

•	Audit of the Corporation’s annual consolidated financial statements;

•	Audit of the Corporation’s subsidiaries in Mongolia, Singapore and The Netherlands;

•	Reviews of the Corporation’s interim financial statements;

•	Translation services; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”) in fiscal 2017.

In addition, in 2017 and 2018, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal control on financial reporting.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March 2013. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

26	Turquoise Hill Resources Ltd. 2018 Proxy Circular

ADOPTION OF A SAY ON PAY RESOLUTION

An advisory “say on pay” resolution (reproduced below) is submitted for adoption by the Shareholders. As this is an advisory vote, the results will not be binding upon the Corporation. If a significant number of Shareholders vote against the say on pay resolution, the Board will, in the ensuing year, consult with the Shareholders on their concerns about the compensation plans in place so that Directors clearly understand their concerns. The Board will then review the Corporation’s approach to compensation in light of these concerns. As some of the Named Executive Officers are secondees of Rio Tinto, the Board would consult with Rio Tinto on how to best improve executive compensation policies and practices for these Named Executive Officers. At the 2018 annual meeting of Shareholders, 94.4% of Shareholders voted for the Corporation’s approach to executive compensation.

At the Meeting, Shareholders will be asked to review and, if deemed appropriate, to adopt the following resolution:

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular delivered in advance of the 2019 annual meeting of shareholders.”

Management and the Board of Directors recommend that Shareholders vote FOR this “say on pay” resolution.

Unless contrary instructions are indicated on the Form of Proxy or the voting information form, the persons designated in the accompanying Form of Proxy or voting information form intend to vote FOR this “say on pay” resolution.

27	Turquoise Hill Resources Ltd. 2018 Proxy Circular

March 13, 2019

Letter from the Chair of the Compensation and Benefits Committee	Dear Shareholders,

On behalf of the Compensation and Benefits Committee of Turquoise Hill, I welcome this opportunity to share our approach to executive compensation for 2018, and to respond to feedback we received from our Shareholders.

In August 2018, Turquoise Hill appointed a new CEO, Mr. Ulf Quellmann, who formerly was Vice President, Strategic Projects, Copper & Diamonds, of Rio Tinto, and a member of the Turquoise Hill Board of Directors since May 2017. With this new appointment, the Board took action to ensure that Mr. Quellmann had a direct employment arrangement with the Corporation and that he:

• Serves at the direction of and reports exclusively to the Turquoise Hill Board of Directors, a majority of whom are independent;

• Receives long-term incentive compensation exclusively in Turquoise Hill share-based compensation; and

• Receives a sign-on bonus to be solely invested in Turquoise Hill Common Shares.

This new arrangement aligns Mr. Quellmann’s compensation with the success and strategic direction of Turquoise Hill and with the interests of tour Shareholders.

Further, we listened to our Shareholders and, in response to their feedback, beginning with our 2019 long-term incentive awards, we have incorporated an absolute total shareholder return (TSR) measure for Performance Share Units (PSUs) and will be granting restricted share units. As such, 20% of our LTIP will be in the form of PSUs that vest based on a weighted average of three TSR performance periods: one year (25%), two years (25%), and three years (50%). Introducing an absolute total shareholder return measure emphasizes sustainable long-term share price performance. The remaining PSUs, which represent 55% of the LTIP, will continue to vest based on a relative TSR to a peer comparator group. Restricted share units will represent 25% of the LTIP and will serve to aid in the retention of our talent.

Governance and risk management are key responsibilities of the Board of Directors and the Compensation and Benefits Committee. We carefully review our executive pay programs and company performance to ensure that an appropriate balance between risk taking and risk mitigation also forms part of our compensation programs.

The Compensation and Benefits Committee and the Board of Directors believe that the compensation outcomes disclosed in this Circular are appropriate and aligned with the interests of Turquoise Hill’s Shareholders. We remain committed to seeking input from Shareholders on all aspects of our executive pay program, in maintaining a disciplined approach to compensation decisions and in improving the compensation structure of senior management.

We encourage you to cast your say-on-pay vote and we note that members of the Compensation and Benefits Committee and Board of Directors will be available at the annual meeting to answer your questions.

Maryse Saint-Laurent Chair of the Compensation and Benefits Committee

28	Turquoise Hill Resources Ltd. 2018 Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the statement of executive compensation in respect of fiscal 2018 is provided in respect of the following individuals (collectively the “Named Executive Officers” or “NEOs”):

•	Mr. Ulf Quellmann, the current CEO (effective August 1, 2018);

•	Mr. Jeff Tygesen, the former CEO (retired from the Corporation effective July 1, 2018);

•	Mr. Luke Colton, CFO (also interim CEO from July 1, 2018 to August 1, 2018); and

•	Mr. Brendan Lane, Vice-President, Operations and Development.

Mr. Quellmann is employed directly by the Corporation. The other NEOs are seconded to the Corporation by Rio Tinto.

COMPENSATION PHILOSOPHY AND GOALS

The guiding principles for the Corporation’s executive compensation philosophy are as follows:

•	Ensure a strong link between performance and compensation levels in relation to the Corporation’s key short, medium and long-term business strategy and objectives;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide transparent and balanced compensation in relation to the role being performed.

The Corporation’s compensation policies and practices, in particular in respect of the CEO, are designed to reflect the following considerations:

•

A significant portion of each executive’s compensation is performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	The measures include broad corporate financial metrics as well as individual and/or corporate non-financial metrics key to managing risk;

•	The payment of performance-based compensation is aligned with the period of time over which results are achieved and the related risks are assumed;

•	If performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target;

•	Performance-based compensation is paid only if the Corporation actually meets or exceeds the measurable performance targets;

•

Variable compensation includes caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance; and

•

In cases where the performance metrics used indicate a substantial payout, the Board assesses the extent to which the performance may have been favourably affected by factors outside of management’s control and, in such instances, considers whether any downward adjustments to award levels are warranted.

As part of Turquoise Hill’s commitment to governance best practices, the Corporation holds an annual “say on pay” advisory vote that allows Shareholders to indicate whether they are in agreement with Turquoise Hill’s executive compensation practices and policies. At last year’s annual meeting, Shareholders voted 94.4% in favour of our approach to executive compensation. As part of our commitment to shareholder engagement, it is important for us to receive direct feedback from our Shareholders and have a dialogue about compensation decisions. Part of the changes made in our compensation and employment structure for the current CEO are a result of engagement with certain of our Shareholders. Similar features in the compensation and employment arrangements for the current CEO are expected to be entered into with the other NEOs. For more information on how the Board of Directors engages with Shareholders, see Section “Board of Directors”.

29	Turquoise Hill Resources Ltd. 2018 Proxy Circular

COMPENSATION AND BENEFITS COMMITTEE

Role and composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is composed of Ms. Saint-Laurent, Dr. Gill and Mr. Robertson, all of whom are independent Directors are have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•

Ms. Saint-Laurent was elected Chair of the Compensation and Benefits Committee in May 2017 and possesses over 30 years of direct and indirect experience in human resources management, compensation analysis and pension administration. She has served on several private company boards as well as not-for-profit boards, often as chair and as a member of audit, human resources and governance committees. She has also served on the pension administration committees of large public companies. She currently serves as Chair of the Human Resources Committee of the Alberta Securities Commission and as a member of the Human Resources and Compensation Committee of Guyana Goldfields Inc.

•

Dr. Gill has over 40 years of international experience in all aspects of the mining industry and served as the CEO of a public mining company for 26 years. He has also served (and continues to serve) on the board, compensation, human resources and audit committees of a number of public and private resource companies.

•

Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has held various senior executive positions with two large accounting firms and with a major public company where he was responsible for determining compensation and oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors. The Compensation and Benefits Committee’s responsibilities include the following:

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all executive officers and Directors;

•

Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Reviewing and approving senior management’s annual performance assessment and compensation level based on the recommendation of the CEO;

•	Reviewing senior management’s succession plans with the recommendation of the CEO;

•

Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans, including setting performance targets so that incentive compensation aligns with the Corporation’s performance and the interests of all Shareholders;

•

Reviewing the recipients of, and the nature and size of equity-linked awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements;

•	Reporting as may be required under applicable securities law, stock exchange, and any other regulatory requirements;

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect;

•	Determining fees payable to members of any ad hoc committee established by the Board; and

•	Overseeing the selection of a benchmark group for the purposes of comparing compensation or any element of compensation and reviewing disclosure in this respect.

The Compensation and Benefits Committee meets as often as necessary, but not less frequently than twice per year, to address compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board.

In connection with the hiring of Turquoise Hill’s new CEO, the Compensation and Benefits Committee, with the advice of its independent external compensation consultant, established his base salary, sign-on bonus, short-term and long-term incentive award opportunities (solely cash-based or Turquoise Hill equity-based) and employee benefits, which are set out in an employment agreement.

The role and responsibility of the Compensation and Benefits Committee in establishing the 2018 compensation for the NEOs who are secondees of Rio Tinto was more limited than it would have been if they were direct employees of Turquoise

30	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Hill because certain elements such as base salary, incentive award opportunities and employee benefits were set forth in the secondment agreements which were established by Rio Tinto. However, the Compensation and Benefits Committee retained discretion in reviewing and approving the individual objectives and ratings of the NEOs who are secondees of Rio Tinto and reviewed and approved the total amount of the incentive awards to be paid.

The PSU Plan and the Executive Shareholding Guidelines provide a critical equity driven, performance based long-term incentive element to senior executives’ compensation packages by linking compensation to the performance of the Corporation. The Board, on the recommendation of the Compensation and Benefits Committee, determines and designates the PSU Plan participants, including secondees from Rio Tinto. In addition, all NEOs are subject to share ownership requirements.

Management of compensation risk in 2018

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess the risks associated with the Corporation’s compensation policies and practices. This is done to ensure that the executive compensation policies and practices do not encourage the executives to take inappropriate risks that are reasonably likely to have an adverse effect on Turquoise Hill’s business and strategy. The Board and the Compensation and Benefits Committee have developed certain practices which help them identify, mitigate and manage compensation-related risks.

In fiscal 2018, there were no risks identified by the Board or the Compensation and Benefits Committee in Turquoise Hill’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

What we do:

✓	We pay for performance. Awards under the PSU Plan are paid out only if the applicable performance conditions are met.

✓	Total compensation is a balanced mix of base salary and short- and long-term incentives.

✓	Compensation decisions are not based on fixed formulas but are subject to the Board and Compensation and Benefits Committee’s exercise of discretion as appropriate.

✓	We cap payouts under both short-term incentives and PSUs.

✓	The Compensation and Benefits Committee uses the services of an independent external compensation advisor, as appropriate.

✓	We ensure long-term alignment of interests of our NEOs and Directors with those of our Shareholders through our shareholding guidelines.

✓

We maintain a clawback policy enabling the Corporation to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation (the “Clawback Policy”).

✓	We hold an annual “say on pay” advisory vote.

What we don’t do:

×	We do not guarantee incentive compensation.

×	We do not permit executives or Directors to purchase financial instruments to hedge equity securities granted as compensation or held, directly or indirectly, by the NEO or the Director.

Outside consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

31	Turquoise Hill Resources Ltd. 2018 Proxy Circular

The Compensation and Benefits Committee originally retained Mercer in 2008 to examine and make a recommendation for long-term incentive awards for the CEO and CFO positions and to establish an expanded peer comparator group for setting executive pay. In 2018, the Compensation and Benefits Committee retained Mercer to assist in reviewing this Circular, benchmarking the CEO compensation program and reviewing metrics under the PSU Plan. Although not formally required to do so under its mandate, the Chair of the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters, may provide to the Corporation at the request of management.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2018 and 2017.

	2018	2017
Executive Compensation-Related Fees(1)	C$ 52,661	C$ 33,844
All Other Fees	C$ Nil	C$ Nil
Total	C$ 52,661	C$ 33,844

Notes:

(1)

Includes all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to the review of the Corporation’s management information circular, benchmarking the CEO compensation and reviewing metrics under the PSU Plan.

BENCHMARKING PRACTICES

In establishing total direct compensation (salary, short- and long-term incentives) for our CEO, the Compensation and Benefits Committee asked Mercer to review market compensation levels. Mercer analyzed compensation levels at companies in the following three categories:

•	A compensation peer group of 11 companies in the mining and mineral exploration and development industry;

•	A performance peer group of 13 companies in the copper, diversified metals and mining and gold industries; and

•	A group of three publicly-traded mining companies with a majority shareholder.

Mercer considered compensation information from these groups to tailor a customized market analysis recognizing that Turquoise Hill has several unique features that make use of multiple peer groups necessary. The Corporation’s executives typically come from the mining/resource extraction sector and have international experience. Therefore global mining industry companies are appropriate comparators. However, Turquoise Hill is smaller than many of the global mining companies with which we compete for executive talent and has a unique management structure with several executives seconded from Rio Tinto. Given this structure, an analysis of majority-owned public mining companies is also appropriate. By most measures, Turquoise Hill is larger than public mining companies with a majority shareholder although they provide the closest guidance on pay practices. Mercer’s analysis of these three peer groups resulted in a range of total direct compensation levels that was used to set CEO pay for 2018.

Compensation peer group

Turquoise Hill’s compensation peer group consists of the following 11 companies in the mining and mineral exploration and development industry with significant projects, development activities and operations in complex, international locations and most with a market capitalization within a range from half to twice the Corporation’s market capitalization (all values in C$ millions):

32	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Company Name	Revenue(1)	Market Cap.(2)	Enterprise Value(2)	Total Assets(3)	Head Office
Fortrescue Metals Group Limited	$8,923	$12,410	$16,473	$24,350	Australia
Anglogold Ashanti Limited	$5,500	$7,112	$9,538	$9,009	South Africa
First Quantum Minerals Limited	$4,920	$7,611	$17,068	$31,191	Canada
Newcrest Mining Limited	$4,615	$16,081	$17,520	$15,661	Australia
Kinross Gold Corporation	$4,193	$5,501	$7,039	$11,144	Canada
Gold Fields Limited	$3,638	$3,843	$5,816	$8,264	South Africa
Agnico Eagle Mines Limited	$2,875	$12,789	$14,310	$11,399	Canada
Yamana Gold Inc.	$2,302	$3,047	$5,283	$11,091	Canada
Cameco Corporation	$2,092	$6,127	$6,528	$8,019	Canada
Randgold Resources Limited(4)	$1,470	$10,866	$10,407	$5,819	Jersey
Eldorado Gold Corporation	$606	$633	$1,007	$6,721	Canada

75th percentile	$4,920	$12,410	$16,473	$15,661
50th percentile	$3,257	$6,619	$8,288	$10,050
25th percentile	$1,625	$3,246	$5,416	$7,045
Average	$3,740	$7,820	$10,090	$12,970

Turquoise Hill Resources Ltd.	$1,407	$4,528	$6,790	$18,039	Canada
Percentile ranking	16%	28%	36%	77%

Notes:

(1)

Revenue reflects the last 12 months as of September 30, 2018 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2018 (US$1.00/C$1.30).

(2)

Market capitalization and enterprise value as of December 31, 2018 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2018, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 31, 2018 (US$1.00/C$1.36).

(3)

Assets disclosed are as most recently reported for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2018, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2018 (US$1.00/C$1.36).

(4)

As of January 1, 2019, Randgold Resources Limited operates as a subsidiary of Barrick Gold Corporation. The revenue and assets disclosed are as of September 30, 2018 and the market capitalization and enterprise value are as of December 31, 2018.

Performance peer group

Turquoise Hill’s performance peer comparator group consists of 13 companies that are predominantly copper producers with an international focus and a median market capitalization comparable to that of the Corporation and at least three years of trading history (the “PSU Peer Comparator Group”).

The performance criteria for PSU grants made to the NEOs under the PSU Plan are based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group.

The following table sets out Turquoise Hill’s PSU Peer Comparator Group (all values in C$ millions):

33	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Company Name Diversified Metals and Mining	Revenue(1)	Market Cap.(2)	Enterprise Value(2)	Total Assets(3)	Head Office
Freeport-McMoRan Copper & Gold Inc.	$24,136	$20,381	$33,930	$57,591	United States
Teck Resources Limited	$12,611	$16,898	$20,777	$38,373	Canada
Southern Copper Corp.	$9,195	$32,450	$38,998	$19,760	United States
Boliden	$7,987	$8,023	$8,456	$8,713	Sweden
KGHM Polska Miedz S.A.	$7,406	$6,469	$9,107	$13,181	Poland
Antofagasta plc	$6,248	$13,465	$17,069	$18,485	United Kingdom
First Quantum Minerals Limited	$4,920	$7,611	$17,068	$31,191	Canada
Lundin Mining Corporation	$2,399	$4,137	$3,442	$8,580	Canada
Hudbay Minerals Inc.	$1,950	$1,688	$2,449	$6,387	Canada
OZ Minerals Limited	$1,073	$2,732	$2,297	$3,200	Australia

Gold
Anglogold Ashanti Limited -ADR	$5,500	$7,112	$9,538	$9,009	South Africa
Kinross Gold Corporation	$4,193	$5,501	$7,039	$11,144	Canada
Yamana Gold Inc.	$2,302	$3,047	$5,283	$11,091	Canada

75th percentile	$8,591	$15,181	$18,923	$25,476
50th percentile	$5,210	$6,790	$8,781	$11,118
25th percentile	$2,214	$2,969	$3,194	$8,032
Average	$6,917	$9,963	$13,496	$18,208

Turquoise Hill Resources Ltd.	$1,407	$4,528	$6,790	$18,039	Canada
Percentile ranking	10%	31%	35%	64%

Notes:

(1)

Revenue reflects the last 12 months as of September 30, 2018 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ and converted to Canadian dollars as per the Bank of Canada annual average daily rate on December 31, 2018 (US$1.00/C$1.30).

(2)

Market capitalization and enterprise value as of December 31, 2018 (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2018, and converted to Canadian dollars as per the Bank of Canada noon exchange rate on December 31, 2018 (US$1.00/C$1.36).

(3)

Assets disclosed are as most recently reported for each company (Source: S&P Capital IQ). Figures for companies in markets outside North America are sourced from S&P Capital IQ as at December 31, 2018, and converted to Canadian dollars as per the Bank of Canada daily exchange rate on December 31, 2018 (US$1.00/C$1.36).

Majority-owned public mining companies

Turquoise Hill’s majority-owned public mining company peer group consists of the following three companies in the precious metal and minerals, gold and copper mining industries: Fresnillo PLC, Acacia Mining and Katanga Mining Limited.

ELEMENTS OF EXECUTIVE COMPENSATION

Overview of elements of compensation

Each NEO has the same overall compensation structure. However, how much impact the Compensation and Benefits Committee has on determining each NEO’s compensation depends on whether the NEO is employed directly by Turquoise Hill or seconded by Rio Tinto to the Corporation.

The following table provides an overview of the short-term incentive bonus award opportunity, payout range and weightings for all NEOs:

34	Turquoise Hill Resources Ltd. 2018 Proxy Circular

	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
Role			Corporate	Personal
Ulf Quellmann (Chief Executive Officer)	60%	0-200%	70%(1)	30%

Luke Colton (Chief Financial Officer)	40%	0-200%	60%	40%

Brendan Lane (Vice-President, Operations and Development)	35%	0-200%	60%	40%

Notes:

(1)	The corporate score of 70% for Mr. Quellmann includes 20% in objectives related to health, safety and environment measures at Oyu Tolgoi.

STIP payments are calculated using the following formula:

Compensation of the current Chief Executive Officer

The current CEO appointed August 1, 2018 is employed directly by Turquoise Hill. As such, the Board of Directors, through the Compensation and Benefits Committee, retains absolute discretion in determining his compensation.

Base salary

The base salary of our current CEO was set by the Board upon the recommendation of the Compensation and Benefits Committee based on the CEO benchmarking analysis conducted by Mercer as described above in Section “Benchmarking Practices”. The base salary is paid in cash.

Short-term incentive

Compensation decisions for the short-term incentive award paid to the current CEO for 2018 performance were based on an assessment by the Compensation and Benefits Committee and the Board of the CEO’s contribution during 2018 and the extent to which the individual and corporate performance targets were achieved.

In assessing whether a particular performance measure was achieved or exceeded, the Compensation and Benefits Committee and the Board reviewed the performance of the CEO against objectives set for the CEO upon his appointment on August 1, 2018. The Compensation and Benefits Committee and the Board use discretion in determining the rating for all subjective goals, considering the achievement of the CEO. Discretion is also used with respect to measurable goals, where it has been determined that other factors, independent of the CEO’s direct actions, had an impact on the result, such as business or group performance versus individual contributions.

The STIP award for the CEO reflected as a percentage of his base salary is set forth in the following table.

	Short-term incentive award (as a % of base salary)
Executive	Target	Actual
Ulf Quellmann (Chief Executive Officer)(1)	60%	86.7%

(1)	Mr. Quellmann was appointed CEO of Turquoise Hill effective August 1, 2018.

The actual corporate and individual performance scores of the CEO and the weight attributed to each component is set forth in the table below. The weightings are determined by the Compensation and Benefits Committee. The total score is then applied to the applicable STIP target percentage set forth in the table above to determine the amount of the award. The actual corporate-based score is determined by calculating weighted scores for corporate performance measures, which include the successful completion of specific projects, financial objectives, and health, safety and environment objectives. The individual performance measures form a non-weighted overall individual score.

35	Turquoise Hill Resources Ltd. 2018 Proxy Circular

	Corporate Performance Measures		Individual Performance Measures
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	TOTAL SCORE

Ulf Quellmann (Chief Executive Officer)(1)	162.9%	70%	100%	30%	144%

(1)	Mr. Quellmann was appointed CEO of Turquoise Hill effective August 1, 2018.

Determination of the 2018 short-term incentive award

For fiscal 2018, the performance measures for the CEO combined both business and personal objectives and included, among others, performance in respect of (i) safety performance for the open-pit operations and underground development, (ii) net earnings and cash flows, (iii) stakeholder engagement, (iv) cash management, (v) performance delivery, and (vi) leadership engagement. The weight of the business performance amounts to 70% of the total STIP score. The weight of the personal performance amounts to 30% of the total STIP score. Final score is established through a self-assessment completed by the CEO followed by a Board discussion on the completed assessment. A final score is then determined.

36	Turquoise Hill Resources Ltd. 2018 Proxy Circular

In 2018, the Corporation advanced progress in unlocking the value of Oyu Tolgoi’s full potential in a challenging commodity environment. Several milestones were achieved during the year, including:

●	Oyu Tolgoi achieved an industry-leading strong AIFR of 0.16 per 200,000 hours worked for the year ended December 31, 2018.

●

The Corporation has been actively involved in the various working groups with the Government of Mongolia, which aim at resolving certain matters between the Government of Mongolia and Oyu Tolgoi LLC, including reaching an agreement on a long-term domestic power solution for the mine. As a result of the discussions with the Government of Mongolia, on December 30, 2018, the Power Source Funding Agreement was signed between the Government of Mongolia and Oyu Tolgoi LLC to provide a binding framework and pathway forward for the construction of a Tavan-Tolgoi-based power project, as well as establishing the basis for a long-term domestic power solution for the mine.

●

Turquoise Hill reviewed the schedule and cost review undertaken by Rio Tinto on the underground development of the Oyu Tolgoi mine. Independent review of the schedule and cost review commissioned are under way.

●	During 2018, underground lateral development advanced 10.3 equivalent kilometres, a 68.9% increase over 2017.

●	Oyu Tolgoi produced 159,000 tonnes of copper and 285,000 ounces of gold in concentrates for 2018, exceeding guidance by 2.6% and 1.8% respectively.

●	A new approach for earnings calls has been implemented, including use of a results presentation.

●	The transition of the Turquoise Hill team to one centralized location has been initiated to maintain an effective and efficient team operating from Montreal, Québec, Canada.

Long-term incentives

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates the PSU Plan participants, in accordance with the terms and conditions of the PSU Plan and the applicable grant letters, considering the present and potential contributions of, and the services rendered by, the participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant.

Target PSU grant levels for the NEOs and other members of the management team are as set forth in the table below:

Positions	Target Eligibility (as % of base salary)
Ulf Quellmann (Chief Executive Officer)	170%
Luke Colton (Chief Financial Officer)	45%
Brendan Lane (Vice-President, Operations and Development)	35%
Others	20%

While each NEO has a target award value, the Compensation and Benefits Committee retains discretion to recommend to the Board that a NEO receive a PSU grant with an award value higher or lower than the target. In fiscal 2018, the Compensation and Benefits Committee did not use discretion to recommend to the Board lower or higher award values.

Each PSU evidences the right of a holder to receive, on a deferred basis, a cash payment equal to the following formula:

The fair market value of a Common Share is calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

37	Turquoise Hill Resources Ltd. 2018 Proxy Circular

When PSUs are granted, the Compensation and Benefits Committee establishes a performance period of three years commencing at the start of the year in which the PSUs are granted. The performance multiplier to apply at the end of the performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
Performance below the 20th percentile	0%
Threshold performance at the 20th percentile	50%
Performance at the median 50th percentile	100%
Superior performance at the 65th percentile	200%
Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%. However, even if the Corporation’s relative performance exceeds the 50th percentile, the performance multiplier will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

The PSU Plan and the grant letters address the treatment of PSUs on various events that may occur during the course of a participant’s employment and provides whether PSUs are to be accelerated, prorated, terminated or continue to vest according to the terms of the PSU Plan.

In the event a change of control (as defined in the PSU Plan) occurs, PSUs can either be accelerated or converted into a revised number of PSUs of a successor company, depending on the determination of the Board.

PSUs are not transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

As noted in the Chair of the Compensation and Benefits Committee letter to shareholders, in 2019, we are amending our Long-term Incentive Plan (“LTIP”) to incorporate an absolute total shareholder return (“TSR”) measure to the PSU Plan and create RSUs. PSU grants will represent 75% of our LTIP awards and RSU grants will amount to 25%. RSUs will vest after three years and will be paid out in cash based on the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the vesting date. After the amendment to the PSU Plan, 20% of PSU grants will be in the form of PSUs that vest based on a weighted average of three TSR performance periods: one year (25%), two years (25%), and three years (50%). These amendments facilitate retention and emphasize sustainable long-term share price performance. The remaining 80% of our PSU grants (55% of overall LTIP) will continue to be based on the relative performance measure.

Benefits and perquisites

As agreed by Turquoise Hill under the terms of his employment agreement, our current CEO is entitled to benefits, pension as a participant in the retirement and pension plans of Rio Tinto Canada and group insurance coverage under Rio Tinto Canada’s group plans, as well as participation in its flexperks program which provides a taxable annual allowance of $33,000 which is distributed evenly throughout the year. He receives paid time off during each calendar year for vacation and paid time off for all public holidays from the Corporation.

As part of Mr. Quellmann’s employment arrangements, to facilitate his and his family’s move to Canada, Turquoise Hill agreed to reimburse Mr. Quellmann for the cost of six business class air travel tickets between London, Montreal and Salt Lake City booked between July 29, 2018 and August 1, 2019. Mr. Quellmann also received a $319,324 relocation allowance and an additional $159,662 for relocation of his family to Canada within 12 months of his appointment.

Compensation of other NEOs

All other NEOs, except for Mr. Tygesen who retired effective July 1, 2018, are currently employed by affiliates of Rio Tinto and are seconded to the Corporation. Generally, with the exception of the LTIP, the remuneration and benefits of the seconded NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee, which are applied to senior management personnel across Rio Tinto. All costs associated with compensation of the NEOs seconded from Rio Tinto are paid by the Corporation and recognized in its financial statements.

Under Rio Tinto policies, the executive pay and reward framework is designed to align total remuneration with individual and short and long-term business unit performance, including long-term shareholder value creation and performance

38	Turquoise Hill Resources Ltd. 2018 Proxy Circular

relating to health, safety and environment. These policies strike an appropriate balance between fixed and variable components, link variable components to the achievement of challenging individual and business performance targets, and ensure the attraction, motivation and retention of the high caliber senior executives required to lead Turquoise Hill.

Base salary

The base salaries for the NEOs seconded from Rio Tinto are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in cash.

Short-term incentives

Compensation decisions for short-term incentive awards to NEOs seconded from Rio Tinto for 2018 were based on an assessment by the Compensation and Benefits Committee and the Board of each NEO’s contribution during 2018 and the extent to which the individual and corporate performance measures were achieved. This assessment was made in collaboration with Rio Tinto.

For fiscal 2018, the performance measures combined both objective and subjective goals and included, among others, performance in respect of (i) net earnings and cash flow, (ii) cash management, (iii) underground development, and (iv) health, safety and environment performance. Each measure provides for a performance evaluation of threshold (50%), target (100%) and outstanding (up to 200%), of the STIP opportunity.

The STIP awards for the secondee NEOs reflected as a percentage of their base salary are set forth in the following table.

	Short-term incentive award (as a % of base salary)
Executive	Target	Actual

Jeff Tygesen, CEO(1)	50%	72.5%

Luke Colton, CFO	40%	58.8%

Brendan Lane, Vice-President, Operations and Development	35%	40.2%

(1)	Mr. Tygesen retired from the Corporation effective July 1, 2018.

The actual corporate and individual performance scores of each NEO seconded from Rio Tinto for fiscal 2018 and the weight attributed to each component is set forth in the table below. The weightings for each seconded NEO are based on the role banding of the NEOs within Rio Tinto. The total score is then applied to the applicable STIP target percentage for each NEO (set forth in the table above) to determine the amount of the award. A NEO’s actual corporate-based scores are determined by calculating weighted scores for corporate performance measures, which include the successful completion of specific projects, financial objectives, and health, safety and environment objectives. The individual performance measures applicable to each NEO vary from person to person and form a non-weighted overall individual score.

	Corporate Performance Measures		Individual Performance Measures
Executive	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award	TOTAL SCORE
Jeff Tygesen (former Chief Executive Officer)(1)	162.9%	70%	100%	30%	144%
Luke Colton (Chief Financial Officer)	140.3%	40%	135%	60%	137%
Brendan Lane (Vice-President, Operations and Development)	140.3%	40%	110%	60%	122%

(1)	Mr. Tygesen retired from the Corporation effective July 1, 2018.

39	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Medium and long-term incentives

NEOs seconded from Rio Tinto receive PSU awards under the PSU Plan as described above. In fiscal 2018, PSUs granted by Turquoise Hill to its NEOs in 2016 vested. The relative performance multiplier applied to the payouts was 85% based on the relative performance of the Corporation in comparison to the PSU Performance Peer Group identified in the grant letters over a three-year period following the terms of the PSU Plan.

Under the Rio Tinto LTIP, NEOs seconded from Rio Tinto are entitled to receive equity-based, time vesting incentive awards. In 2018, Messrs. Tygesen, Colton and Lane have been granted awards under the Rio Tinto LTIP in connection with their respective roles with Turquoise Hill. The awards have vesting conditions. The value of such awards is charged back to the Corporation upon vesting. Information on Rio Tinto LTIPs for all NEOs is set forth in the summary compensation table below.

Benefits and perquisites

Under the terms of their secondment agreements, secondee NEOs are entitled to employment benefits from Rio Tinto including participation in the retirement and pension plans, health and welfare programs and group insurance coverage, the exact benefits applicable to each individual are subject to the particular secondment arrangement in place. In addition, secondee NEOs are subject to tax equalization in respect of taxes payable on income from salary, STIP, Rio Tinto LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the NEO on the basis of the taxation laws of the NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. Secondees NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation. None of these benefits or perquisites form a significant portion of the NEOs’ total compensation.

Executive Shareholding Guidelines

The purpose of the Executive Shareholding Guidelines is to promote share ownership and reinforce alignment of their interests with those of the Shareholders. The following table describes the multiple of base salary required to be held in Common Shares or PSUs by the NEOs:

Officer	Multiple of Base Salary

Chief Executive Officer	3.5

Chief Financial Officer	1.5

Vice-President, Operations and Development	1.0

The extent to which these guidelines are met will be evaluated annually at the end of each financial year. When determining if the guidelines are met, the value of each Common Share corresponds to the fair market value of a Common Share at the time of the calculation; and the value of each PSU corresponds to 50% of the fair market value of a Common Share at such time (the “PSU Value”). The value of each RSU corresponds to 100% of the greater of the value at the time of the grant or the fair market value of a Common Share at the time of the calculation (the “RSU Value”). NEOs have a five year period starting on the later of (i) the coming into effect of these guidelines (March 2017), and (ii) the hiring or promotion of an individual to an office covered by these guidelines to reach the above-mentioned shareholding.

Executive Officers	Total Value(1)	Target	End of Five-Year Period

Ulf Quellmann(2)	C$157,936	C$1,610,000	August 2023

Luke Colton	C$34,827	C$447,453	October 2022

Brendan Lane	C$74,473	C$279,282	March 2022

Notes

(1)	The total value is calculated by adding the fair market value (on March 13, 2019) of each Common Share (C$2.28) held by the executive officer, the PSU Value on March 13, 2019 and the RSU Value.

(2)

Mr. Quellmann was granted, upon appointment as CEO of the Corporation, a signing bonus equal to 150% of his base salary, which represents C$690,000, payable in three equal payments at 12, 24 and 36 months following his appointment, to be used towards the purchase of Common Shares.

40	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Under the Executive Shareholding Guidelines, for a period of 6 months following a NEO’s departure from the Corporation, such period to be extended to one year if he is then employed by an affiliate of the Corporation, a NEO must (a) maintain the last applicable minimum share ownership requirement or (b) retain all the Common Shares, PSUs and RSUs held at the time of his departure if he has not yet complied with the applicable minimum share ownership requirement.

Legacy Equity Incentive Plan

As of January 29, 2018, there were no longer any outstanding options granted pursuant to the Corporation’s Equity Incentive Plan, which was repealed by the Board of Directors on March 14, 2018.

Pension plans

The Corporation does not provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees. The NEOs participate in Rio Tinto’s pension plans.

Other compensation policies

Anti-Hedging Policy

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

Clawback Policy

The Corporation adopted the Clawback Policy to recoup or claw back incentive compensation based on achieving performance results that were later restated by the Corporation. In accordance with the terms of the Clawback Policy, the Board has sole discretion to cancel all or a portion of the PSUs awarded to an executive officer of the Corporation under the PSU Plan or require the reimbursement of all or any portion of any cash payments made to an executive officer resulting from the settlement of PSUs in each case if

●

the number of PSUs granted to the executive officer or any cash payment made to such executive officer upon settlement of PSUs was calculated or based upon the fair market value of Turquoise Hill Shares and/or the multiplier determined by comparing the Turquoise Hill return with the comparator return for the applicable period (as such terms are defined in the PSU Plan), any or all of which were subsequently affected by a restatement of all or a portion of the Corporation’s financial statements;

●	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

●

the number of PSUs that would have been granted to the executive officer or the amount of the cash payment that would have been made, upon the settlement of the PSUs, to such executive officer had the financial results been properly reported would have been lower than the amount actually awarded or received.

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PERFORMANCE GRAPH

The following graph and table compares the cumulative TSR on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index and the S&P/TSX Materials Index, including dividend reinvestment, for the period from December 31, 2013 to December 31, 2018.

	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18

Turquoise Hill Resources Ltd.	100	102	100	123	122	64

S&P/TSX Composite Index	100	107	96	112	119	105

S&P/TSX Capped Materials Index	100	96	74	102	109	97

The Corporation’s share price remained relatively flat in 2014 and 2015, increased in 2016, remained stable in 2017, and trended downwards in 2018. In comparison, total compensation generally decreased during 2014 and 2015 and remained generally stable for the 2016 to 2018 periods. The value of long-term incentive compensation in the form of PSUs directly relates to the Corporation’s share price performance.

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NAMED EXECUTIVE OFFICERS PROFILES

ULF QUELLMANN

CHIEF EXECUTIVE OFFICER

As Chief Executive Officer of the Corporation, Mr. Quellmann is responsible for the overall leadership of the Corporation and stewardship of the underground development at Oyu Tolgoi.

Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018 and has been a member of the Board since May 2017. The compensation information for 2018 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2018.

● The STIP amount is paid 100% in cash. ● The PSU payout is at risk and based on Turquoise Hill’s performance. ● The at-risk pay amounts to 69% of overall compensation.
Common shares held (as at December 31)	2018	2017	2016
	19,600	n/a	n/a
Compensation (as at December 31)	2018	2017	2016

Fixed

Base salary (C$)	$191,667(1)	n/a	n/a

Variable

STIP Amount (C$)	$166,190(1)	n/a	n/a

LTIP Amount (C$)	$325,833(1)	n/a	n/a

Other compensation

Pension value(C$)	Nil	n/a	n/a

All other compensation (C$)	$24,860(1)(2)	n/a	n/a

Total compensation	$708,550(1)	n/a	n/a

Variation from previous year	n/a	n/a	—

2018 PAY MIX

(1)    Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018 and has been a member of the Board since May 2017. The compensation information for 2018 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2018.

(2)    Mr. Quellmann received a one-time relocation allowance of $319,324. Before his appointment as CEO of the Corporation, Mr. Quellmann was a member of the Corporation’s Board of Directors for which compensation of $102,424 was paid directly to Rio Tinto pursuant to corporate policy.

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LUKE COLTON

CHIEF FINANCIAL OFFICER

As Chief Financial Officer of the Corporation, Mr. Colton is responsible for the overall oversight of treasury, financial, tax and accounting matters. Mr. Colton oversees financial reporting and financial planning of the underground development at Oyu Tolgoi.

Mr. Colton was appointed CFO of the Corporation effective October 9, 2017. The compensation information for 2017 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2017.

● The STIP amount is paid 100% in cash. ● The PSU payout is at risk and based on the Corporation’s performance. ● The at-risk pay amounts to 49% of overall compensation.
Common shares held (as at December 31)	2018	2017	2016
	None	None	None
Compensation (as at December 31)	2018	2017	2016

Fixed

Base salary (C$)	$278,261	$72,036(2)	n/a

Variable

STIP Amount (C$)	$163,612	$27,559(2)	n/a

LTIP Amount (C$)	$134,235(1)	n/a	n/a

Other compensation

Pension value(C$)	$16,696	$4,323(2)	n/a

All other compensation (C$)	$12,795	$1,611(2)	n/a

Total compensation	$605,599	$105,529(2)	n/a

Variation from previous year	—	n/a	n/a

2018 PAY MIX

(1) Mr. Colton also received Rio Tinto LTIP in 2018 (C$172,024) which is in addition to the LTIP amount disclosed in this table.

(2) Mr. Colton was appointed CFO of the Corporation effective October 9, 2017. The compensation information for 2017 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2017.

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2018 (US$1.00/C$1.30), 2017 (US$1.00/C$1.30), and 2016 (US$1.00/C$1.33).

44	Turquoise Hill Resources Ltd. 2018 Proxy Circular

BRENDAN LANE

VICE PRESIDENT, OPERATIONS AND DEVELOPMENT

As Vice-President, Operations and Development of the Corporation, Mr. Lane is responsible for the general underground development at Oyu Tolgoi and for the exploration activities of the Corporation.

Mr. Lane was appointed Vice-President, Operations and Development of the Corporation effective February 1, 2016. The compensation information for 2016 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2016.

● The STIP amount is paid 100% in cash. ● The PSU payout is at risk and based on the Corporation’s performance. ● The at-risk pay amounts to 38% of overall compensation.
Common shares held (as at December 31)	2018	2017	2016
	None	None	None
Compensation (as at December 31)	2018	2017	2016

Fixed

Base salary (C$)	$296,915	$272,052	$252,590(2)

Variable

STIP Amount (C$)	$119,370	$95,607	$68,163(2)

LTIP Amount (C$)	$97,748(1)	$104,440(1)	$121,231(1)(2)

Other compensation

Pension value(C$)	$17,814	$16,323	$14,996(2)

All other compensation (C$)	$32,789	$16,680	$14,575(2)

Total compensation	$564,636	$505,102	$471,555(2)

Variation from previous year	11.8%	7.1%	N/A

2018 PAY MIX

(1) Mr. Lane also received Rio Tinto LTIP in 2018 (C$35,780), 2017 (C$35,619) and 2016 (C$54,972) which is in addition to the LTIP amounts disclosed in this table.

(2) Mr. Lane was appointed Vice-President, Operations and Development of the Corporation effective February 1, 2016. The compensation information for 2016 has been prorated to reflect compensation earned between the date of his appointment and December 31, 2016.

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual exchange rate for 2018 (US$1.00/C$1.30), 2017 (US$1.00/C$1.30), and 2016 (US$1.00/C$1.33).

45	Turquoise Hill Resources Ltd. 2018 Proxy Circular

COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as of December 31, 2018, December 31, 2017 and December 31, 2016, in respect of the NEOs.(1)

Name and Principal Position	Year	Salary (C$)	Share- Based Awards (C$)(2)	Non-Equity Incentive Plan Compensation		Pension Value (C$)(6)	All Other Compen- sation (C$)	Total Compensation (C$)(7)
				Annual Incentive Plans (C$)(3)	Long- Term Incentive Plans (C$)(4)(5)
Ulf Quellmann(8)	2018	$191,667(8)	$325,833	$166,190	n/a	Nil	$447,607(9)(10)	$1,131,297
Chief Executive Officer	2017	n/a	n/a	n/a	n/a	n/a	$109,000(11)	$109,000
	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Jeff Tygesen(12)	2018	$205,852	$539,170	$149,340	$79,683	Nil	$10,044	$984,089
Former Chief Executive Officer	2017	$404,100	$527,306	$212,585	$145,417	$24,245	$22,718(14)	$1,336,371
	2016	$405,650	$202,825	$266,289	$316,080	$24,339	$11,505(15)	$1,226,688

Luke Colton(16)	2018	$278,261	$134,235	$163,612	172,024	$16,696	$12,795(17)	$777,623
Chief Financial Officer	2017	$72,036(16)	n/a(16)	$27,559(16)	n/a	$4,323(16)	$1,611(16)(18)	$105,529
	2016	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Brendan Lane	2018	$296,915	$97,748	$119,370	$35,780	$17,814	$32,789	$600,416
Vice-President, Operations	2017	$272,052	$95,607	$104,440	$35,619	$16,323	$16,680(20)	$540,721
and Development	2016	$252,590(21)	$51,250	$91,151	$54,972	$14,996(21)	$14,575(21)(22)	$479,534

Notes:

(1)

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2018 (US$1.00/C$1.30), 2017 (US$1.00/C$1.30), and 2016 (US$1.00/C$1.33).

(2)	Share-based awards consist of PSUs granted under the PSU Plan to the NEOs. Amounts shown in this column reflect the actual amount of the award on the grant date.

(3)	Amounts shown in this column reflect STIP payments made to the NEOs.

(4)

Amounts shown in this column reflect awards received by the NEOs under the Rio Tinto LTIP. These amounts are charged back to the Corporation only upon being exercised by their holder. Grants for 2016 are being charged back to the Corporation in 2018 and are, therefore, included in the compensation table for 2016. In addition, for reference, the Corporation has decided to include grants for 2017 and 2018 even if they have not yet been charged back.

(5)

Rio Tinto LTIP awards are paid in British Pound (£) which has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2018 (£1.00/C$1.73), for 2017 (£1.00/1.67) and for 2016 (£1.00/1.80).

(6)

The Corporation does not have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which secondee NEOs are entitled to are set forth in their employment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.

(7)

Except for share-based awards (PSUs) granted by the Corporation, all compensation to NEOs other than the CEO has been paid by Rio Tinto under the employment or the secondment arrangements described in Section “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.

(8)

Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018; the amounts shown for fiscal 2018 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

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(9)

Includes: health/medical insurance of $3,922, international health insurance of $5,540, annual tax return services of $750, relocation allowance of $319,324, flexible perks of $14,791, tax gross-ups on allowances of $856 and director compensation of $102,424; director compensation was paid directly to Rio Tinto as per note (10) below.

(10)

As Director of the Corporation, before his appointment as CEO, Mr. Quellmann was receiving compensation which was paid directly to Rio Tinto pursuant to corporate policy. Since his appointment as CEO of the Corporation on August 1, 2018, Mr. Quellmann is not entitled to receive any fees in his capacity as Director.

(11)	Mr. Quellmann was elected Director on May 12, 2017. The amounts shown represent compensation for serving as a Director, which was paid directly to Rio Tinto pursuant to Rio Tinto corporate policy.

(12)

Mr. Tygesen retired from the Corporation effective July 1, 2018; the amounts shown for fiscal 2018 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(13)	Includes: health/medical insurance of $4,267, annual tax return services of $683, tax gross-ups on allowances of $281 and other compensation of $4,814.

(14)	Includes: housing allowance of $6,128, health/medical insurance of $6,306, annual tax return services of $1,950, assignment allowance of $837 and tax gross-ups on allowances of $1,511.

(15)	Includes: health/medical insurance of $6,452, tax gross-ups on allowances of $270, annual tax return services of $565 and other compensation of $3,171.

(16)

Mr. Colton was seconded to the Corporation effective October 9, 2017; the amounts shown for fiscal 2017 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(17)	Includes: health/medical insurance of $1,240, tax gross-ups on allowances of $3,910 and other compensation of $7,272.

(18)	Includes: health/medical insurance of $1,110 and annual tax return services of $1,300.

(19)	Includes: health/medical insurance of $317 and annual tax return services of $1,300, tax equalization of $5,537 and tax gross-ups on allowances of $34,679.

(20)	Includes: health/medical insurance of $1,281, assignment allowance of $5,087, tax gross-ups on allowances of $6,566 and other compensation of $3,745.

(21)

Mr. Lane became Vice-President, Operations and Development of the Corporation effective February 1, 2016; the amounts shown for fiscal 2016 are pro-rated to reflect salary, annual incentive and all other compensation earned, as applicable, while performing his duties at the Corporation.

(22)	Includes: health/medical insurance of $1,120, tax equalization of $6,923, tax gross-ups on allowances of $3,700 and other compensation of $2,829.

OPTION-BASED AND SHARE-BASED AWARDS

Outstanding option-based and share-based awards

The Corporation does not have any option-based awards. The following table sets forth information with respect to the PSUs held as at December 31, 2018:

	Share-Based Awards
Name	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested (C$)(1)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (C$)
Ulf Quellmann(2)	99,340	$204,640	Nil
Jeff Tygesen(1)(3)	309,266	$637,088	Nil
Luke Colton	30,550	$62,933	Nil
Brendan Lane	65,327	$134,574	Nil

Notes:

(1)

The “Market or Payout Value of Share-Based Awards that have not Vested” is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2018 by the five-day volume weighted average price (“VWAP”) of the Common Shares on the TSX for the period ending on December 31, 2018 ($2.06). PSUs have a value which is based on the performance of the Common Shares of the Corporation relative to the PSU Peer Comparator Group during an established performance period, which is typically a period of three years. Depending on the shareholder return of the Common Shares as compared to the return of the comparator group, the payout value of the PSUs can range from 0% to 250% of their fair market value at the end of the performance period. See Section-“Compensation of NEOs”.

(2)	Mr. Quellmann was appointed CEO of Turquoise Hill effective August 1, 2018.

(3)	Mr. Tygesen retired from the Corporation effective July 1, 2018.

47	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Incentive plan awards – value vested or earned during 2018

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2018. All awards that vested or were earned by the NEOs during fiscal 2018 were granted by the Corporation.

Name	Option-Based Awards – Value Vested During the Year (C$)(1)	Share-Based Awards – Value Vested During the Year (C$)(1)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (C$)(1)
Ulf Quellmann(3)	Nil	Nil	$166,190
Jeff Tygesen(4)	Nil	$105,153	$149,340
Luke Colton	Nil	Nil	$163,612
Brendan Lane	Nil	Nil	$119,370

Notes:

(1)

Compensation that has been paid in currency other than Canadian dollars has been converted to Canadian dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2018 (US$1.00/C$1.30).

(2)

The “Share-Based Awards – Value Vested During the Year” are the amounts paid to each NEO during fiscal 2018 for any PSU vested during 2018. For fiscal 2018, only Mr. Tygesen received a PSU payment for PSUs granted in 2015.

(3)	Mr. Quellmann was appointed CEO of the Corporation effective August 1, 2018.

(4)	Mr. Tygesen retired from the Corporation effective July 1, 2018.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Current Chief Executive Officer

Under his employment agreement, Mr. Quellmann may terminate his employment at any time by giving Turquoise Hill a three-month notice in writing. In addition, Turquoise Hill may terminate Mr. Quellmann’s employment either (i) for cause, without notice or severance or (ii) without cause upon giving Mr. Quellmann a twelve-month notice in writing or paying Mr. Quellmann his base salary, STIP and long-term incentive payment that would have otherwise been attributed should his employment not be terminated. The following table illustrates the various end-of-employment scenarios:

	Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control
Base Salary	Only earned portion (minimal notice period of three months).	Only earned portion.	Minimal notice period of 12 months.	Only earned portion.	Only earned portion.
STIP	None.	None.	Full STIP to be paid for the notice period (or STIP entitled to if payment in lieu of notice).	STIP payment is prorated based on the duration of the performance year the person is employed.	STIP payment is prorated based on the duration of the performance year the person is employed.
Long-term Incentive (PSUs)

Entitlement to PSUs previously granted is prorated on the basis of the number of days since the resignation compared to the total number of days in the performance period.

The performance period is not accelerated.

All PSUs are immediately forfeited and cease to be credited.

All PSUs are immediately forfeited and cease to be credited unless the Board, in its absolute discretion and on the recommendation of the Compensation and Benefits Committee, determines otherwise.

The full PSU payment entitled to

				Entitlement to PSUs previously granted is prorated on the basis of the numbers of days since the resignation compared to the total number of days in the performance period.	The cash value of each PSU is calculated as if the applicable performance period had ended on the day before the change of control.

48	Turquoise Hill Resources Ltd. 2018 Proxy Circular

			is paid in case of payment in lieu of notice.	The performance period is not accelerated.

Benefits	Cease on the last day of employment.	Cease on the last day of employment.	Applicable labour/ employment standards legislation.	Cease on the last day of employment. Some benefits might be extended.	Cease on the last day before the change of control.

Turquoise Hill is currently reviewing what are considered to be generally accepted parameters and payments for senior management in the case of a change of control or corporate transaction. The independent Directors have undertaken to conduct this review with a view of making a recommendation to the Board to incorporate compensatory provisions for the benefit of the CEO should such transaction occur resulting in termination of employment. At this moment, the review has not been completed and Mr. Quellmann’s employment agreement does not contain clauses relating to change of control benefits.

The following table illustrates the various payments that would have been made to the current CEO in case of resignation, termination (with and without cause), retirement or change of control, assuming that such event occurred on December 31, 2018 and should payment in lieu of notice had occurred:

	Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control
Base Salary	Nil	Nil	C$460,000	Nil	Nil
STIP	C$166,190	Nil	C$276,000	C$166,190	C$166,190
Long-term Incentive (PSUs)	Nil	Nil	C$0(1)	Nil	C$0(1)
TOTAL	C$166,190	Nil	C$736,000	C$166,190	C$166,190

(1)

PSU payout for a performance period of August 1, 2018 to December 31, 2018 would amount to C$0 since Turquoise Hill’s performance compared to the PSU Peer Comparator Group falls below the 20th percentile which equates to a multiplier of 0%.

Secondees of Rio Tinto

All NEOs, other than the current CEO, have or had entered into employment agreements (the “Employment Agreements”) with Rio Tinto pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as health and post-retirement benefits. The costs of such salary and related benefits are charged back to the Corporation.

The Employment Agreements have an indefinite term. A NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing. In addition, Rio Tinto may terminate a NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO a six-month notice or paying the NEO an amount equal to six months base salary. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

If the termination results in the entitlement to a severance payment, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

	Resignation	Termination with Cause	Termination without Cause	Retirement	Change of Control

Base Salary	Only earned portion (minimal notice period of three months).	Only earned portion.	Only earned portion (minimal notice period of six months).	Only earned portion.	Only earned portion.

49	Turquoise Hill Resources Ltd. 2018 Proxy Circular

STIP	None.	None.	Full STIP to be paid for the notice period (or STIP entitled to if payment in lieu of notice).	STIP payment is prorated based on the duration of the performance year the person is employed.	STIP payment is prorated based on the duration of the performance year the person is employed.
Long-term Incentive (PSUs)

Entitlement to PSUs previously granted is prorated on the basis of the number of days since the resignation compared to the total number of days in the performance period.

The performance period is not accelerated.

		All PSUs are immediately forfeited and cease to be credited.	All PSUs are immediately forfeited and cease to be credited unless the Board, in its absolute discretion and on the recommendation of the Compensation and Benefits Committee, determines otherwise.

Entitlement to PSUs previously granted is prorated on the basis of the numbers of days since the resignation compared to the total number of days in the performance period.

The performance period is not accelerated.

The cash value of each PSU is calculated as if the applicable performance period had ended on the day before the change of control.
Rio Tinto Long-term Incentive Plan	All LTIP awards are immediately forfeited and cease to be credited.	All LTIP awards are immediately forfeited and cease to be credited.	LTIP awards vest in proportion to the time employed between the date of grant and the end of employment.	LTIP awards vest in proportion to the time employed between the date of grant and the end of employment.	LTIP awards vest in proportion to the time employed between the date of grant and the end of employment.
Benefits	Cease on the last day of employment.	Cease on the last day of employment.	Applicable labour/ employment standards legislation.	Cease on the last day of employment. Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.	Cease on the last day before the change of control.

COMPENSATION DISCLOSURE FOR DIRECTORS

ELEMENTS OF DIRECTOR COMPENSATION

All independent directors receive a cash base annual retainer of C$100,000 (C$250,000 for the Chairman of the Board) (the “Annual Base Cash Retainer”) of which a minimum of 50% is paid in DSUs. Directors who are not executives of Turquoise Hill (each a “Non-Executive Director”), but are employees of Rio Tinto received a base annual retainer of C$100,000 paid directly to Rio Tinto pursuant to Rio Tinto’s corporate policy.

Elements of director compensation for Non-Executive Directors in 2018 are described in the following table:

Compensation Element		Amount Payable (C$)
Annual cash retainer	Chairman of the Board Non-Executive Directors	250,000 100,000
Annual DSU compensation amount	Chairman of the Board Independent Directors	250,000 100,000
Committee chair retainers	Audit Committee Chair Compensation and Benefits Committee Chair Health, Safety, Environment and Communities Committee Chair	50,000 30,000 30,000

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	Nominating and Corporate Governance Committee Chair Special chair fee for independent Director meetings	20,000 40,000
Meeting fee (per meeting)	Non-Executive Directors	2,000
Travel fee (per quarter, if travelled for more than three hours)	Non-Executive Directors	2,000

The DSU Plan allows each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto’s corporate policy) to receive part or the entirety of their Annual Base Cash Retainers in the form of DSUs.

All fees payable to Rio Tinto employees who act as Directors, including attendance and travel fees, are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

Deferred share units

On May 10, 2013, the Board approved the DSU Plan and also approved an annual grant of DSUs to each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy). The purpose of the DSU Plan is to strengthen the alignment of interests between Non-Executive Directors and Shareholders by linking part of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan advances the interests of the Corporation through the motivation, attraction and retention of Directors. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board.

Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, determines an amount of annual compensation to which each Non-Executive Director shall be entitled (the “Annual DSU Compensation Amount”), which amount shall be payable in the form of DSUs and which is in addition to the annual Board and Committee cash retainers noted above. It has been the practice to award Annual DSU Compensation Amounts equivalent to the Annual Base Cash Retainer of each Non-Executive Director. The number of DSUs to be granted to a Non-Executive Director is determined by dividing the Annual DSU Compensation Amount by the “fair market value” of a Common Share for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest ten DSUs. “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the New York Stock Exchange (the “NYSE”), as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director shall be redeemed by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date shall be made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares. If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited as of the distribution payment date. The number of additional DSUs (including fractional DSUs to two decimal places) to be credited shall be determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Such additional DSUs shall be subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Non-Executive Director has shall be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan.

The DSU Plan further provides that the Compensation and Benefits Committee shall have the right to make such adjustments as it deems appropriate in the circumstances upon the occurrence of any other event which has an impact

51	Turquoise Hill Resources Ltd. 2018 Proxy Circular

on the amount of cash to be remitted to a Non-Executive Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

Director Shareholding Guidelines

On May 10, 2013, the Board of Directors approved the Director Shareholding Guidelines which apply to all independent Directors (the “Director Guidelines”). The Director Guidelines promote share ownership by Directors to better align their interests with those of the Shareholders.

The Director Guidelines provide that independent Directors should aim to hold Common Shares or DSUs with an aggregate value equal to at least three times their Annual Base Cash Retainer within a three-year period starting the later of (i) the coming into effect of the Guidelines; and (ii) the first election of the independent Director to the Board of Directors, as applicable. The value of the Common Shares held by a Director is calculated using the VWAP of the Common Shares on the TSX or the NYSE, as may be determined by the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined. The value of the DSUs, all of which are vested, held by a Director used in making the determination will be the greater of the VWAP of the Common Shares on the TSX or the NYSE for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined or the value at the time of the grant.

Director	Total Common Shares and DSUs	Target	End of Three- Year Period	Guidelines Met
James W. Gill	289,270	3X Annual Base Cash Retainer (C$300,000)	May 2018	Met
R. Peter Gillin	262,558	3X Annual Base Cash Retainer (C$750,000)	May 2020(1)	Met
Russel C. Robertson	249,418	3X Annual Base Cash Retainer (C$300,000)	May 2016	Met
Maryse Saint-Laurent	82,390	3X Annual Base Cash Retainer (C$300,000)	May 2020	On track

Notes:

(1)	Mr. Gillin was appointed Chairman of the Board effective January 1, 2017 at which point his Annual Base Cash Retained increased to C$750,000 (from C$300,000).

DIRECTORS’ TOTAL 2018 COMPENSATION

The following table reflects compensation earned by Non-Executive Directors in respect of fiscal 2018 under the compensation arrangements described above.

Mr. Quellmann, the Corporation’s CEO, is currently a Director of the Corporation. Mr. Quellmann does not receive any compensation for his role as Director of the Corporation.

52	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Name	Fees Earned(C$)				Share-Based Awards (C$)(3)	Total Compensation (C$)
	Annual Retainer(1)(2)		Meeting fees	Travel fees
	Paid in Cash	Paid in DSUs
Alan Chirgwin(4)(5)(6)	$31,522	Nil	$12,000	$2,000	Nil	$45,522
James W. Gill(2)	Nil	$130,000	$68,000	$2,000	$100,000	$300,000
R. Peter Gillin(2)	$250,000	Nil	$76,000	$2,000	$250,000	$578,000
Stephen Jones(4)(5)	$100,000	Nil	$56,000	$8,000	Nil	$164,000
Ulf Quellmann(7)	Nil	Nil	Nil	Nil	Nil	Nil
Russel C. Robertson(2)	Nil	$190,000	$76,000	$2,000	$100,000	$368,000
Maryse Saint-Laurent(2)	$150,000	Nil	$82,000	$8,000	$100,000	$340,000
Jeff Tygesen(8)	Nil	Nil	Nil	Nil	Nil	Nil

    Notes:

(1)	Pursuant to the DSU Plan, Directors may elect to receive their annual cash retainer in the forms of DSUs.

(2)

The fees earned by Ms. Saint-Laurent, Messrs. Gillin and Robertson and Dr. Gill include the retainers for acting as Chairs of the Board, the Audit, Compensation and Benefits, Health, Safety, Environment and Communities, Nominating and Corporate Governance Committees and as special chair for certain independent Director meetings.

(3)

“Share-Based Awards” includes the fair value of DSUs granted to non-executive independent Directors in respect of the 2018 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued, but excludes the DSUs granted in respect of fees earned and for which Directors have elected to receive DSUs instead of cash.

(4)

In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto and Rio Tinto nominees on the Board are not eligible to receive DSUs given their entitlements under Rio Tinto incentive plans.

(5)	In accordance with Rio Tinto corporate policy, Director fees otherwise payable to Messrs. Chirgwin and Jones, as Rio Tinto nominees on the Board, were paid directly to Rio Tinto.

(6)	Mr. Chirgwin was appointed to the Board of Directors on September 6, 2018.

(7)

Mr. Quellmann is not entitled to receive any fees in his capacity as Director effective August 1, 2018 at which point he became the CEO of the Corporation. All compensation information for Mr. Quellmann is included in the Section “Summary Compensation Table” of this Circular.

(8)	Mr. Tygesen retired from the Corporation effective July 1, 2018. He was not entitled to receive any fees as a Director as he was also the CEO of the Corporation.

SHARE-BASED AWARDS

No Director had unexercised options of the Corporation as at December 31, 2018 and no Director earned or had incentive plan awards vesting in fiscal 2018.

The following table sets forth information with respect to the Directors‘ DSUs held as at December 31, 2018:

	Share-Based Awards
Name	Number of DSUs held	Market or Payout Value of vested DSUs not paid out or distributed (C$)(1)
James W. Gill	189,270	$420,179
R. Peter Gillin	232,558	$516,279
Russel C. Robertson	249,418	$553,708
Maryse Saint-Laurent	61,590	$136,730

Notes:

(1)

The “Market or Payout Value of vested DSUs not paid out or distributed” is calculated by multiplying the number of DSUs held by a Director by the five-day VWAP of the Common Shares on the TSX for the period ending on March 13, 2019 (C$2.22)

53	Turquoise Hill Resources Ltd. 2018 Proxy Circular

CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere to. These standards are substantially consistent with the revised corporate governance listing standards of the NYSE and the NASDAQ Global Select Market (“NASDAQ”).

The Common Shares are listed on the TSX, the NYSE and the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Each of the NYSE and the NASDAQ have implemented numerous rules (the “NYSE Corporate Governance Standards” and the “NASDAQ Corporate Governance Requirements”, respectively) that set forth the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere to. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Standards, the NASDAQ Corporate Governance Requirements and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and instead may comply with CSA Corporate Governance Guidelines requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that largely comply with the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and, accordingly, the Corporation believes that its corporate governance practices are generally similar to those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Circular.

BOARD OF DIRECTORS

Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

54	Turquoise Hill Resources Ltd. 2018 Proxy Circular

A total of seven persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
James W. Gill	Alan Chirgwin(1)
R. Peter Gillin	Stephen Jones(1)
Russel C. Robertson	Ulf Quellmann(2)
Maryse Saint-Laurent

Notes:

(1)	Messrs. Chirgwin and Jones, officers of Rio Tinto, are considered to be non-independent Directors as a result of the material relationship between the Corporation and Rio Tinto.

(2)	Mr. Quellmann, CEO of the Corporation and a former officer of Rio Tinto, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.8% of the Corporation’s voting securities as of March 13, 2019.

The Board believes that the nomination by management of a majority of independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the major shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority Shareholder.

Board Mandate

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing the CEO. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities.

A copy of the Board Mandate, as revised, is annexed as Schedule “B” hereto.

Corporate disclosure

The Corporation has a Corporate Disclosure, Confidentiality and Securities Trading Policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the CEO, the CFO, the Vice-President, Operations and Development, the Head of Investor Relations and Corporate Communications, and the General Counsel and Corporate Secretary. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee, in consultation with the Corporation’s controlling shareholder, makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee reviews the Corporate Disclosure, Confidentiality and Securities Trading Policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Corporation’s material disclosure documents, including its Annual Report, Annual Information Form and

55	Turquoise Hill Resources Ltd. 2018 Proxy Circular

Management Proxy Circular are reviewed by the Disclosure Committee, the Nominating and Corporate Governance Committee and to the extent applicable, the Audit Committee and are recommended to the Board for approval. The Corporation’s disclosure in the compensation discussion and analysis section of this circular is reviewed by the Disclosure Committee and the Compensation and Benefits Committee and recommended to the Board for approval. The Corporation’s Annual and Quarterly Financial Statements, Management’s Discussion and Analysis and other financial disclosure are reviewed by the Disclosure Committee and the Audit Committee and recommended to the Board for approval prior to its release.

Risk oversight

The Corporation also has a Strategy and Risk Management Committee composed of senior executives of the Corporation which reports to the Board periodically. The Board of Directors is responsible for risk oversight and approves management’s approach to risk monitoring and classification. The Audit Committee reviews the Corporation’s risk register on a quarterly basis and ensures that all risks are properly mitigated.

In 2018, Turquoise Hill further reviewed the risks it is facing while using the approach developed and approved by the Board of Directors in 2017. This new assessment has allowed the Corporation, and in particular, senior management, to focus on the most pressing and important risks to Turquoise Hill. Risk mitigation strategies were also identified and reviewed.

A detailed discussion of the risks faced by the Corporation can be found in the Corporation’s Annual Information Form dated March 13, 2019, available on SEDAR at www.sedar.com.

Strategy development and oversight

The Board of Directors oversees the development of the Corporation’s strategic plan through an annual strategy session. In addition, the Board reviews and approves the strategic plan, along with its annual update. The strategic plan addresses the Corporation’s near to long-term challenges and opportunities for the next ten years.

The Corporation’s current strategic plan is centered on unlocking Oyu Tolgoi’s full potential and advancing value for Shareholders. This is achievable through the completion of the underground development at Oyu Tolgoi, transforming Turquoise Hill’s main asset into a tier 1 asset with a unique ore body size and grade, and a productive, local workforce dedicated to making Oyu Tolgoi a success.

Meetings of the Board

The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conference. Management communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

Shareholder engagement

The Board believes that regular, transparent communication with our Shareholders and other stakeholders is essential to the Corporation’s long-term success. We value the views of our Shareholders and other stakeholders, and the input that we receive from them. Through these engagements, we seek to ensure that our corporate governance can accommodate the demands of our business environment and remain responsive to the priorities of our Shareholders and other stakeholders.

In order to ensure that we can be responsive to our Shareholders and other stakeholders in 2018, the Board adopted a Shareholder Engagement Policy to formalize how Shareholders can engage with management and the Board. Our Shareholder Engagement Policy can be found on our website at www.turquoisehill.com/company/corporate-governance. We believe that regular and constructive engagement with our Shareholders is important in contributing to good corporate governance and transparency. We communicate with Shareholders and other stakeholders through various channels, including our Annual Report, Annual Information Form, Management Proxy Circular, quarterly reports, press releases, website, industry conferences and other meetings. Our quarterly earnings call is open to all, over the phone or online, and now features a live webcast with a presentation of the results.

We recognize that feedback from Shareholders assists management in understanding what information and disclosure is most meaningful and helpful to Shareholders and the broader investment community.

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All shareholder inquiries and comments relating to Turquoise Hill’s business and operations, financial results, strategic direction and similar matters should be directed to Turquoise Hill’s Investor Relations team at Investor.Relations@turquoisehill.com. Management engages with Shareholders during formal investor and shareholder presentations, including an annual site visit at Oyu Tolgoi. This engagement is coordinated through the Corporation’s Investor Relations office.

While Turquoise Hill’s governance structure is founded and limited by contractual agreements between Turquoise Hill and its majority Shareholder, its Directors are committed to understanding shareholder expectations, perspectives and concerns with a view to advancing in good faith the best interests of the Corporation. To that end, the Board has designated the Corporate Secretary as its agent to receive communications addressed to the Board or any director. Shareholders or other stakeholders may communicate with the Board by writing to the Corporate Secretary, as follows: Corporate.Secretary@turquoisehill.com.

BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee, the Nominating and Corporate Governance Committee and the Health, Safety, Environment and Communities Committee.

Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Mr. Robertson (Chair), Ms. Saint-Laurent and Dr. Gill, all of whom are nominees of management for election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Mr. Robertson, Ms. Saint-Laurent and Dr. Gill satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. All Directors are invited guests to all meetings of the Audit Committee, even if they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Robertson has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 13, 2019, available on SEDAR at www.sedar.com.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on an annual basis. The charter of the Audit Committee is available on SEDAR at www.sedar.com in the Corporation’s Annual Information Form dated March 13, 2019.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters

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with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present.

Furthermore, the internal auditors attend all quarterly meetings of the Audit Committee. At each meeting of the Audit Committee, there is a session to discuss matters with the internal auditors without management being present. The Audit Committee has the authority to call a meeting with the internal auditors without management being present, at the Audit Committee’s discretion.

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation.

Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors.

The Compensation and Benefits Committee currently consists of Ms. Saint-Laurent (Chair), Mr. Robertson, and Dr. Gill, all of whom are nominees of management for election as Directors at the Meeting. All members of the Compensation and Benefits Committee qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. See Section “Compensation and Benefits Committee” for additional details on the mandate and composition of the Compensation and Benefits Committee.

Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members, and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Ms. Saint-Laurent (Chair), and Messrs. Robertson and Quellmann, all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. The overall composition of the Nominating and Corporate Governance Committee meets the requirements of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements.

Health, Safety, Environment and Communities Committee

The Health, Safety, Environment and Communities (“HSEC”) Committee of the Board currently consists of Dr. Gill (Chair) and Messrs. Jones and Quellmann. The role of the HSEC Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and the Corporation’s relationships with communities.

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES

The Corporation has a HSEC Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of all employees, contractors and communities who are affected by the Corporation or its subsidiaries. The Corporation is dedicated to performing its duties in a safe, environmentally responsible and effective manner.

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The HSEC Committee assists the Board of Directors in fulfilling its oversight responsibilities by ensuring the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and its subsidiaries. Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate of 0.16 per 200,000 hours worked for the year ended December 31, 2018. In addition, there are additional safety metrics, that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

The Corporation’s Code of Business Conduct reflects the Corporation’s strong commitment to undertaking its business with integrity and requires that all employees, consultants, officers and directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

The Corporation’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. The Corporation supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

Oyu Tolgoi has had and continues to have a positive impact on the communities surrounding the mine, including partner communities (Khanbogd, Manlai, Bayan-Ovoo and Dalanzadgad soums), using formats such as the Cooperation Agreement signed in 2015 by the Umnugovi aimag, Khanbogd soum and Oyu Tolgoi LLC (the “Cooperation Agreement”). In Khanbogd, the partnership with Oyu Tolgoi led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programs to help improve social conditions. Construction of a new water supply system with capacity to support 13,000 residents was completed in 2016. Oyu Tolgoi funded the construction of a 35.1km sealed road between Oyu Tolgoi and Khanbogd which was commissioned in late 2018 and opened in early 2019. Oyu Tolgoi has also funded the construction of a border road, expected to be completed in 2019-2020.

Under the Cooperation Agreement, Oyu Tolgoi makes an annual contribution of US$5 million to the Gobi Oyu Development Support Fund (the “DSF”), an independent fund that supports sustainable community development. Since its creation in September 2015, the DSF has invested US$20 million in 83 sustainable development projects and programs, which have resulted in the creation of more than 383 permanent jobs, benefits to over 65,000 community members, including scholarships for 142 students, among many other achievements. Examples of projects implemented through the DSF include:

•	the construction of a school and kindergarten to provide a convenient and comfortable learning and teaching environment to 640 students and 200 children;

•	a heating plant in Manlai soum to provide heat to 2,400 residents;

•	a Gobi grove in Manlai soum with 1,000 trees and a watering system over five hectares;

•	three high output breeds of camels protection and creation of a local brand of cashmere; and

•	the protection of 42 historical sites along with local rangers education to ensure continuing protection and preservation of those sites.

Turquoise Hill operates in a manner such that it meets internationally recognized environmental standards and commitments. Disturbance of the environment is mitigated, or else minimized, reduced and remedied.

Water use

Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 0.39 cubic metres of water per tonne of ore processed in 2018. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. The water used was continuously recycled at an average rate of 87.7% in 2018. An independent water audit is done every five years, with the last completed audit done in 2016.

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During the course of 2018, Oyu Tolgoi has successfully sealed and rehabilitated 56 exploration water bores. These areas were handed over to the local government in cooperation with local communities. Using funding through the DSF, Oyu Tolgoi began the implementation of a two-year project for the maintenance of current and creation of new herder wells. These wells are used by herders as sources of water for their livestock.

Waste management

As result of the development of the underground, the amount of waste generated at Oyu Tolgoi has significantly increased. During the course of 2018, Oyu Tolgoi has focused on continuous improvement of non-mineral waste management through the development of the long term non-mineral waste management strategy and the reduction of the waste that goes to the Waste Management Center (the “WMC”) by improving the ability to reuse and recycle waste materials. Oyu Tolgoi has successfully established relationships with national recycling contractors and a Memorandum of Understanding was signed with the local Red Cross to allow Oyu Tolgoi to send the re-usable items to local communities. Oyu Tolgoi also started a pilot program to prepare organic compost using food waste. Initial results of the project are promising. As a result of these activities, 48% of total waste was diverted from the WMC by re-use and recycling.

Environment rehabilitation efforts and biodiversity impact

Oyu Tolgoi continued its comprehensive environmental monitoring program and maintained compliance of key environmental programs. In 2018, planned biological rehabilitation was completed on 12.47 hectares and technical rehabilitation was completed on an additional 13.88 hectares.

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Oyu Toloi rehabilitation program was able to achieve its first hand-over of successfully rehabilitated land to local communities which consisted of over 50 hectares of rehabilitated saxaul forest in Gunii Hooloi area.

In addition, Oyu Tolgoi supports landscaping and greening of Khanbogd. The Oyu Tolgoi site landscaping project was started in 2018. A total of 1.4 hectare area of landscaping was completed in the Oyut camp during the course of 2018 and these landscaping efforts will continue as per the Oyut village strategic plan. Moreover, Oyu Tolgoi also conducted a tree planting campaign in the Botanical Garden of Ulaanbaatar. With the support of Oyu Tolgoi contractors, a total 1500 saplings were planted. Local contractors also planted native saxaul trees in a one hectare area near Gunii Hooloi borefield of Oyu Tolgoi.

Oyu Tolgoi also works with international non-government agencies (“NGOs”), consultants and university researchers to ensure a net positive impact on biodiversity of the mine area. The annual biodiversity monitoring programs provide information to assess the effectiveness of the mitigation strategies that have been incorporated into the Oyu Tolgoi operational management plans. The Core Biodiversity Monitoring Program has progressed well in 2018 with the capture of a total of 30 Khulan and 20 goitered gazelles and the deployment of 50 satellite GPS collars. The information provided by these collars provides insights into the movements and habitat use of these Gobi Desert ungulates and provide critical information for planning and assessing mitigation action.

Oyu Tolgoi also implements several biodiversity offsetting projects that are contributing to meeting net positive impact on biodiversity and ecosystem services in the region. An example of this is the anti-poaching offsetting project in which Oyu Tolgoi is collaborating with local government agencies. This project started in 2015 as a pilot and is progressing successfully to this date. A Multi-Agency Team (“MAT”) and a Mobile Anti-Poaching Unit (“MAPU”) were formed to improve and solve the difficulties that anti-poaching patrols face. The MAPU consists of East, Central and West teams and patrol the Omnogobi and Dornogobi aimags. In addition, the rangers of the Small Gobi Strictly Protected Area A and B also carry out anti-poaching patrols in the protected areas close to Oyu Tolgoi. .

Another important component of the anti-poaching project is the implementation of Spatial Monitoring and Reporting Tool (“SMART”) program. The SMART program is a software package that is used to plan patrol efforts, monitor patrols, and document the location of carcasses found by the patrols. The information collected in SMART can then be used to assess patrol effectiveness. An unanticipated outcome of the application of the SMART to the anti-poaching offset was the Government of Mongolia developed a working group in 2018 that is examining the expansion of SMART into other protected areas in Mongolia. To support the anti-poaching programs and overall management of endangered species in the region Oyu Tolgoi also conducts khulan carcass assessments. The Khulan carcass survey runs every year to provide the project with relevant information regarding poaching and natural death rate of Khulan within a 50,000 km2 area of Oyu Tolgoi. The main goal of this survey is to determine the density of poached carcasses in areas believed to be experiencing high rates of poaching and to use this information in the planning of the MAPU and Ranger patrols.

Other offset projects include powerline insulation in order to reduce bird mortality, development of sustainable cashmere and modification of railroad fencing to lower the impact on fauna. There were several significant achievements in the offsetting projects in 2018. The powerline insulation program was expanded in 2018 to include five high risk sections of low voltage powerline in Mongolia. By the end of 2018, approximately 330 km of low voltage powerline were retrofitted to reduce the risk of raptor electrocution. Initial monitoring has showed a significant drop (70 to 90%) in bird electrocutions. Monitoring will be continued in 2019 to confirm that reductions in bird electrocutions are sustained. The railroad fence project saw the successfully modification of several test sections by changing the multi-strand barbed wire to smooth wire, which will improve the ability of gazelles to cross the railroad. The work to create openings in the fence was delayed due weather and other issues. The open sections will be completed in early 2019 and movements of wildlife at all test sections will be monitored through the installation of cameras at each test section.

Greenhouse gases emissions

Oyu Tolgoi has been measuring monthly greenhouse gases (“GHG”) emissions since 2012 and completes an annual GHG workbook. Greenhouse gas emission control is constantly monitored and the performance for 2018 was 2.06 tonnes CO2/unit product against an annual target of 2.12 tonnes CO2/unit product.

Corporate practices

The table below outlines various initiatives undertaken by the Corporation in the management and disclosure of environmental and social matters affecting our activities:

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Best practices	Corporate initiatives

Corporate culture

Turquoise Hill has adopted a HSEC Policy on March 14, 2018 demonstrating our commitment on HSEC matters. Fulsome HSEC updates are provided to the Board on a quarterly basis along with a monthly overview included as part of the CEO reports to the Board. In addition, safety shares are part of all Board and management meetings which we believe helps to foster a strong culture of HSEC consciousness throughout the organization.

Risk management

The Corporation’s disclosure of risk factors in its Annual Information Form includes information on HSEC risks. Any risks are monitored by management. Management would have a discussion on the possibility of including any HSEC risk in the Corporation’s principal risk register should one of the risks monitored increase in profile. HSEC risks are also tracked by Oyu Tolgoi on continuous basis. The Annual Information Form dated March 13, 2019 is filed through SEDAR at www.sedar.ca.

Corporate strategy

Material risks are taken into account in Turquoise Hill’s strategy. At this time, no material environmental and social risk that would have an impact on the overall strategy of the Corporation has been identified outside of the broader risks which could in some way have an impact on environmental and social matters.

Board composition

The Nominating and Corporate Governance Committee reviews the Board skills matrix every year to ensure that the Board is composed of the right mix of skills, knowledge and experience. The skills matrix includes a HSEC component to ensure the Board is able to meet its oversight responsibilities on HSEC matters.

Board structure

The Board has ultimate oversight on HSEC matters and has created the HSEC Committee to help discharge its duties on such matters. The HSEC Committee meets as often as necessary, but no less than four times per year.

Board practices

The HSEC Committee meets a minimum of four times a year. All meetings of the HSEC Committee follow an established agenda and are minuted. Safety shares are part of all Board meetings which we believe helps to foster a strong culture of HSEC consciousness.

Performance evaluation and incentives	All STIP awards paid to NEOs contain a HSE component as disclosed above.

Disclosure to shareholders

Both the Corporation’s Annual Information Form dated March 13, 2019 and filed through SEDAR at www.sedar.ca and this Circular contain a dedicated section on the importance of HSEC matters for the Corporation and on HSEC matters at Oyu Tolgoi. This section is reviewed and recommended by the HSEC Committee and approved by the Board before the documents are filed through SEDAR at www.sedar.ca.

INDEPENDENT DIRECTORS

The independent Directors are required to meet in camera, separately from management to discuss various matters, some of which present conflicts of interest for the full Board. In addition, an in camera session at the end of each regularly scheduled and ad hoc meeting for independent Directors of the Board is a standing agenda item for each Board meeting. As required or advisable, between Board meetings, a meeting of independent Directors is held by teleconference or in person to update the independent Directors on corporate or other developments since the last Board meeting.

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CODE OF BUSINESS CONDUCT

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers, and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers, and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers, and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct, and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors wherever they are located. The Code of Business Conduct underscores the importance of oversight of matters contemplated by the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know of such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill .com/sustainability/citizenship) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A”.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

During the year ended December 31, 2018, Rio Tinto provided services to the Corporation on a cost-recovery basis which amounted to US$84.7 million (2017 – US$83.3 million; 2016 – US$74.6 million); the majority of services related to the Oyu Tolgoi Mine. In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2018, as further described under Item 14 (Related-Party Transactions) of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2018.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, or by telephone at (604) 688-5755.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, as of the 13th day of March, 2019.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Vice-President, General Counsel and Corporate Secretary

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Statement of Corporate Governance Practices

We consider good corporate governance practices to be an important factor in the success of the Corporation and we are committed to adopting and adhering to high standards in corporate governance. As a Canadian reporting issuer with securities listed on the TSX, the NYSE and the NASDAQ Global Select Market, the Corporation continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. The following table provides disclosure in accordance with CSA National Policy 58-101 Disclosure of Corporate Governance Practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees, the applicable provisions of the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements and the U.S. Exchange Act Rules. A Director is “independent” if he or she is not an executive officer or employee of the Corporation and has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that a majority of four out of seven of the nominees (57%) proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•   James W. Gill

•   R. Peter Gillin

•   Russel C. Robertson

•   Maryse Saint-Laurent

This determination was made on the basis that:

(a)   they are not and have not been within the last three years an executive officer or employee of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)   they are not a partner or employee of the Corporation’s internal or external auditor;

(c)   their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)   they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

i

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(e)   they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)  they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)   they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)   they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)  with respect to members of the Audit Committee: they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)  they are not an affiliated person of the Corporation or any of its subsidiaries.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and the Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements:

•   Alan Chirgwin

•   Stephen Jones

•   Ulf Quellmann

Mr. Quellmann is employed by the Corporation as its CEO and Messrs. Chirgwin and Jones are employed by Rio Tinto.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Board has considered the relationship between Rio Tinto and the Corporation resulting from Rio Tinto’s controlling interest in the Corporation and the terms and conditions of the contractual arrangements currently in place between Rio Tinto and the Corporation. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements, and therefore considers Messrs. Chirgwin, Jones and Quellman to be non-independent nominee Directors.

(c)   Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Four of the seven nominees or 57% proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s majority shareholder.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section “Management Nominees” of this Circular.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent Directors meet in camera, separately from management, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors. The independent Directors held nine ad hoc meetings during the year ended December 31, 2018. These meetings are in addition to regular in camera meetings of the independent Directors, which are a standing agenda item for all Board of Directors meetings.

During 2018, there were 11 Board meetings, six meetings of the Compensation and Benefits Committee, six meetings of the Audit Committee, five meetings of the Nominating and Corporate Governance Committee, and four meetings of the Health, Safety, Environment and Communities Committee.

(f)  Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or

Mr. Gillin, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclosethe attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2018, is set out next to each individual’s name in Section “Management Nominees” of this Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising (i) the conduct of the Corporation’s affairs and (ii) the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in Section “Board Mandate” of this Circular.

The Board Mandate is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “B”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

3.    Position Descriptions –

(a)   Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)   Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chair, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4. Orientationand Continuing Education – (a) Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Board members are provided with an information package on the Corporation containing

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(ii) the nature and operation of the issuer’s business.

copies of all corporate policies (including the Code of Business Conduct) and other key documents and participate in an on-boarding session organized by the Corporation’s General Counsel, who provides an overview of legal and regulatory requirements, Board and committee mandates and policies, corporate disclosure protocols, and compliance and corporate governance matters. There is also an opportunity to discuss with the Chairman of the Board the contribution individual directors are expected to make, including the commitment of time and energy that the Corporation expects from its Directors and other factors that are important to Board effectiveness. All of the Directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The Corporation encourages Directors to attend other appropriate continuing education activities and industry forums. Board members have full access to the Corporation’s records.

The Corporation’s General Counsel also provides regular updates to the Directors on corporate governance best practices, regulatory changes and other relevant developments. In addition, Directors periodically visit Oyu Tolgoi to view the operations, the underground development and certain community projects and to meet with key stakeholders in order to maintain an understanding of local needs and expectations. The Board also holds an annual strategy session and receives regular operations and development updates from the Chief Executive Officer.

Board members are encouraged to communicate with management, auditors and technical consultants to assist them in maintaining the skills and knowledge necessary to meet their obligations as directors; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars.

(b)   Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5. Ethical Business Conduct – (a) Disclose whether or not the Board has adopted a written code for its directors,

The Corporation’s Code of Business Conduct is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business.

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

officers and employees. If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)   describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. In every country in which the Corporation operates, all personnel are expected to comply with the law, the Code of Business Conduct and the Corporation’s policies and standards.

The Corporation takes any violation of applicable laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. The Corporation believes that its Code of Business Conduct is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

Because the Corporation operates on a global scale, it is especially sensitive to monitoring situations of conflicts of interest, bribery, corruption and improper conduct by its employees, consultants, officers and Directors. The Code of Business Conduct underscores the importance of oversight of matters in connection with the Corruption of Foreign Public Officials Act and the Foreign Corrupt Practices Act of 1977. The Corporation does not offer, promise, give, demand or accept anything of value, whether directly or indirectly, to or from government officials; political candidates, parties, or party officials; community leaders or other persons in a position of public trust; or private sector employees (including a person who directs or works for a private sector enterprise in any capacity) in order to obtain, retain or direct business or to secure any other advantage in the conduct of business.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices. The Corporation is committed to maintaining a reporting mechanism that permits confidential, anonymous reporting of an issue, violation or complaint. Information regarding the identity of any person making such a report remains anonymous and confidential at all times unless otherwise expressly permitted by this person or as required by applicable law and is only disclosed to those persons who have a need to know such information to properly carry out an investigation of the issue, violation or complaint, in accordance with the Code of Business Conduct.

Violations of United States or Canadian anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to acknowledge by way of email or other written confirmation that he or she has been provided with and read a copy of the Code of Business Conduct; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct.

The Audit Committee monitors the compliance with the Code of Business Conduct and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the Code of Business Conduct is available on the Corporation’s website (http://www.turquoisehill.com/s/ethicspoint.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

It is the duty of the Board to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation as a whole, including its Shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of the Corporation and the interests of its controlling shareholder.

Board members are regularly asked to disclose any conflict or potential conflict of interest prior to Board and committee meetings. A Director’s conflict or potential conflict is recorded in the minutes of the meeting and the Director is required to abstain from voting on any resolution in respect of that matter. In particular, in relation to any agreements entered into between Rio Tinto and the Corporation, decisions are made solely by the independent Directors.

The independent Directors meet in camera, separately from management, at the end of all meetings of the Board of Directors, to discuss various matters, some of which present actual or potential conflicts of interest for the full Board. In addition, meetings of independent Directors are held to receive updates on corporate or other developments that may occur between regularly scheduled Board meetings or to discuss any related party transaction, matters which pertain to the controlling shareholder or matters raised by other shareholders and requiring the attention of the independent Directors.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Code of Business Conduct. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

a Whistleblower Policy with a whistleblower line, the latter being administered by an independent third party.

The General Counsel and Corporate Secretary, among his other duties, monitors compliance with the Code of Business Conduct and training completion on ethics and compliance matters for employees of the Corporation; oversees complaints reported; promptly responds to any issues reported; and reports on ethics and compliance quarterly to the Audit Committee and the Board of Directors.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

6.  Nomination of Directors –

(a)   Describe the process by which the Board identifies new candidates for Board nomination.

(b)   Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(c)   If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee currently consisting of Ms. Saint-Laurent (Chair) and Messrs. Chirgwin and Robertson all of whom are nominees of management for election as Directors at the Meeting. Ms. Saint-Laurent and Mr. Robertson each qualify as “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards, and the NASDAQ Corporate Governance Requirements. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics as described in Section “Skills Matrix” of this Circular. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required. The Corporation has adopted a written Diversity Policy.

Rio Tinto, which holds 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section “Directors’ Total 2018 Compensation”.

(b)   Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation and Benefits Committee currently are Ms. Saint-Laurent (Chair), Dr. Gill and Mr. Robertson all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Standards and the NASDAQ Corporate Governance Requirements. All the current members of the Compensation and Benefits Committee are nominees of management for election as Director at the Meeting.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee serve as CEOs or senior executive officers of other public corporations. See Section “Management Nominees”.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety, Environment and Communities Committee, currently consisting of Dr. Gill (Chair) and Messrs. Jones and Quellmann.

The role of the Health, Safety, Environment and Communities Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation and the Corporation’s relationships with communities.

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9.    Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

On an annual basis, the Nominating and Corporate Governance Committee oversees the process for assessing the effectiveness of the Board as a whole and the effectiveness of its committees, the Board Chair, the Committee Chairs and individual Directors. The Nominating and Corporate Governance Committee has adopted a written questionnaire and regularly reviews and updates the assessment process as needed. Directors complete Board and committee assessments. Such assessments are in the form of a performance evaluation questionnaire. The questionnaire covers a wide range of matters, including corporate governance items, and provides for qualitative ratings and subjective comments and recommendations in each area being assessed. The Nominating and Corporate Governance Committee reviews the aggregated responses for each committee and the Board, in order to initiate any governance changes that may arise from the assessments. In addition, each committee reviews their own aggregated responses and the Board receives and reviews the aggregated responses for the Board and all committees. Discussion at the Board is held in camera.

Further, as part of the evaluation process, Directors complete self-assessments which assess matters including skills and experience, preparation, attendance, accountability, communication, and contribution to strategic planning. Following the self-assessments, the Chair of the Board conducts one-on-one reviews on an annual basis with each Director assessing their contributions to the Board, commentary on the workings of the Board generally and seeking feedback on other Directors as well as the Chair of the Board. Overall, the process is comprehensive and provides each Director with the ability to receive and provide feedback on the workings of the Board.

10.  Director Term Limits and Other Mechanisms of Board Renewal – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal, and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board Mandate requires that Directors offer their resignation to the Chair of the Nominating and Corporate Governance Committee upon reaching 12 years of service on the Board, which term may be extended as determined by the Board in its discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

11.  Policies Regarding the Representation of Women on the Board

(a)   Disclose whether the issuer has adopted a written policy relating to the identification of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

The Board of Directors adopted a written Diversity Policy which sets forth the Corporation’s approach to achieving and maintaining diversity (including gender diversity) on its Board and in executive officer positions.

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors. The Corporation is of the view that Board member and executive officer appointment decisions should be based on merit and remains committed to selecting the best person to fulfill these roles. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of Board members and executive

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(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the progress of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management.

For the purposes of Board composition and composition of the team of Executive Officers, diversity includes, but is not limited to, gender, ethnicity, aboriginal status, physical disabilities and age. In particular, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women play in contributing to the diversity of perspective on the Board and in executive officer positions.

On an annual basis, the Nominating and Corporate Governance Committee:

(i) assesses the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in its Diversity Policy; (ii) measures the annual and cumulative progress in achieving its gender diversity objectives; and (iii) monitors the implementation of the Diversity Policy.

12.  Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election and re-election to the board, disclose the issuer’s reasons for not doing so.

In connection with its efforts to create and maintain a diverse Board, the Nominating and Corporate Governance Committee develops recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, non-profit organizations, and trade associations, in addition to the traditional candidate pool of corporate directors and officers. The Nominating and Corporate Governance Committee also strives to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates, periodically reviews Board recruitment and selection protocols to ensure that diversity remains a component of any director search; and in order to support the specific objective of gender diversity, considers the level of representation of women on the Board. Although the Board has chosen not to adopt targets regarding the number of women on the Board, it will include women in the short list of candidates being considered for a Board position.

13.  Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions, disclose the issuer’s reasons for not doing so.

In fulfilling its role, the person or committee of the Board in charge of the nomination of executive officers considers candidates that are highly qualified based on their experience, education, expertise, personal qualities, and general and sector-specific knowledge; reviews potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and considers the level of representation of women in executive officer positions when making executive officer appointments. Although the Board has chosen not to adopt targets regarding the number of women on the Board, the Corporation will include women in the short list of candidates being considered for an executive officer position.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –	Although the Board has chosen not to adopt targets regarding the number of women on the Corporation’s Board of Directors or in executive officer positions, it will seek

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(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

to include women in the short lists of candidates being considered for a director or an executive officer position.

Women are part of the short lists of candidates considered for board and executive succession planning.

15.  Number of Women on the Board and in Executive Officer Positions –

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

One of the seven (representing 14%) nominees for election to the Board is a woman. None of the Corporation’s senior executives are women.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Policy 58-101 Disclosure of Corporate Governance Practices.

Board Mandate

1	Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and modified as required from time to time.

2	Organization of the Board of Directors

a)	Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3	Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. The Board also meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. Meetings of the Board shall be called by the chair or a majority of the directors of the Board.

The Board chair develops the agenda for each meeting of the full Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board committee meetings, and is expected to take an active part in Board decisions.

The agenda for each regularly scheduled and ad hoc Board meeting will include, as standing items at the end of each meeting: i) an in camera session of the full Board separate from management and ii) an in camera session of the independent directors separate from management. Additional meetings of independent directors may be held from time to time in order to discuss any related party transaction or matters which pertain to the controlling shareholder.

4	The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

a)	With respect to strategic planning

•	Establishing, with management, significant corporate plans and strategic initiatives.

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Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

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Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

b)	With respect to financial matters and internal control

•	Reviewing and approving the annual and quarterly capital and operating plans and budgets.

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•	Reviewing and approving significant deviations from the capital and operating plans and budgets.

•	Overseeing the integrity and quality of the Corporation’s financial statements and approval of their disclosure.

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Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation and approving same for public disclosure and filing with regulatory authorities.

•	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved operating plans and budgets.

•	Approving the issuance of any securities of the Corporation.

•	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

•	Determining dividend policies and procedures, if applicable.

•	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

•	Instructing the Corporation’s representatives on the Oyu Tolgoi Operating Committee and the Oyu Tolgoi Technical Committee on their votes on matters to be decided during those committee meetings.

•	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

c)	With respect to human resources and performance assessment

•	Reviewing and approving the Corporation’s incentive compensation plans based on the recommendations of the Compensation and Benefits Committee.

•	Appointing the CEO in agreement with its controlling shareholder.

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Monitoring and assessing the performance of the CEO and succession plans for the CEO in agreement with the Corporation’s controlling shareholder and, on the recommendations of the Compensation and Benefits Committee, approving the compensation of the CEO.

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Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, on the recommendations of the Compensation and Benefits Committee, approving the compensation of senior management and the CEO.

•	Overseeing labour and human resources policies.

d)	With respect to director nominations and corporate governance matters

•	Nominating the candidates for the Board to the shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

•	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

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Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

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Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring and evaluating the performance of the Board, its committees and its directors on an ongoing basis.

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Enhancing succession planning at the Board level by requiring directors to offer their resignation to the chair of the Nominating and Corporate Governance Committee upon reaching twelve (12) years of service on the Board, for consideration by the Board in its absolute discretion. In exercising this discretion, the Board takes into consideration the skills, background and diversification requirements of the Corporation’s future strategic initiatives.

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Taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of the Corporation, including the application of the following guidelines when considering candidates to become directors of the Corporation or continued membership on the Board:

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(a) for candidates that are chief executive officers or other senior executives of public corporations, individuals should hold no more than two (2) public corporation directorships (including the Corporation’s Board), and (b) for other candidates, individuals should hold not more than five (5) public corporation directorships (including the Corporation’s Board).

•	Reviewing and approving, at its discretion, any outside directorships proposed to be held by any executive officer of the Corporation.

•	Appointing Board committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

•	Ensuring an appropriate orientation and education program for directors is provided.

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Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

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Reviewing this Mandate and other Board policies and charters for Board committees in place from time to time and proposing modifications as applicable based on the recommendation of the Nominating and Corporate Governance Committee.

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Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

•	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

•	Ensuring evaluations of the Board, Board committees and Directors are carried out at least annually.

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Approving the Corporation’s Management Information Circular and Annual Information Form based on the recommendations of the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation and Benefits Committee.

e)	With respect to health, safety, environment and communities

•	Overseeing the adoption and review of environmental policies and procedures.

•	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation based on the recommendation of the Health, Safety, Environment and Communities Committee.

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Taking all reasonable measures to ensure that appropriate management reporting and control systems are in place to monitor the status of compliance with the Corporation’s health, safety, environmental and communities policies, as well as applicable laws and regulations in the areas of health, safety, environment and communities based on the recommendation of the Health, Safety Environment and Communities Committee.

•	Assessing the adequacy of the Corporation’s remedial actions following the identification of areas of concern with respect to health, safety, environmental and/or communities matters.

•	Reviewing the systems and controls in place to ensure appropriate scoping, estimating and accounting for environmental costs.

5	Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chair of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

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•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

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The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

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The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

•	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Board committees.

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